

Mizuho Financial Group

Convocation Notice of the 24th Ordinary General Meeting of Shareholders

FY2025 (April 1, 2025 – March 31, 2026)

(Securities Code 8411)

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as "aim," "anticipate," "believe," "endeavor," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "strive," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: international conflicts and geopolitical disruptions; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks; changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in "Item 3.D. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and our report on Form 6-K furnished to the SEC on December 29, 2025, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC's web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

June 5, 2026
(Commencement Date of Electronic Provision Measures: May 28, 2026)
Securities code: 8411

To our shareholders

Masahiro Kihara
President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome,
Chiyoda–ku, Tokyo

CONVOCATION NOTICE OF

THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 24th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

At the time of the convocation of this Ordinary General Meeting of Shareholders, electronic provision measures have been taken, and the information contained in the reference materials, etc. for this ordinary general meeting of shareholders (the "Matters for Electronic Provision Measures") was posted on our website under the title "Convocation Notice of the 24th Ordinary General Meeting of Shareholders." We request that you access the information by visiting **our website** indicated below. If you are unable to attend the meeting, we respectfully request that you exercise your voting rights in advance.

Our website
https://www.mizuhogroup.com/investors/financial-information/stock-information/meeting
TSE website (Listed Company Search)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show
We request that you access the information by entering and searching for our issue name (company name) or securities code and selecting "Basic information" and "Documents for public inspection/PR information."

Details

1. **Date and time:**   10:00 a.m. on Friday, June 26, 2026 (doors open at 9:00 a.m.)

2. **Venue:**   Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Purpose of the meeting:

Matters to be reported:

Report on the Business Report for the 24th fiscal year (from April 1, 2025 to March 31, 2026), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company proposal

Proposal 1: Appointment of fourteen (14) directors

Shareholder proposal

Proposal 2: Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

-End of notice-

If any revision is required with respect to the Matters for Electronic Provision Measures, the revised information will be posted on the respective websites.

Message from the Group CEO

As President & Group CEO of Mizuho Financial Group, Inc., I would like to express our deep appreciation for your continued interest and support.

In the fiscal year 2025, we achieved Consolidated Net Business Profits of JPY 1,461.1 billion, Profit Attributable to Owners of Parent of JPY 1,248.6 billion, exceeding JPY 1,000 billion for the first time, and ROE (TSE Standard) of 11.4%, i.e., we achieved our medium-term financial target of over 10%, which we had set for the fiscal year 2027, ahead of schedule, supported by steady progress in strategic initiatives and favorable environmental factors. In light of the robust performance, we have increased the annual cash dividend to JPY 145 (an increase of JPY 5 from the fiscal year 2024), marking the fifth consecutive year of dividend increases. In addition, in accordance with our shareholder return policy targeting a total payout ratio of 50% or higher, we also carried out share buybacks totaling JPY 400 billion, bringing the total payout ratio to 60%.

Going forward, we will continue to achieve results that exceed your expectations; further refine the unique strengths we have cultivated; create new value that is uniquely Mizuho; and contribute to the sustainable development of our customers and society.

Guided by our Purpose, which is to "proactively innovate together with our clients for a prosperous and sustainable future," we aspire to be a financial institution with a high aspiration, resolutely contributing to restoring Japan's competitiveness and solving global challenges. The "4+α" strategy is a concrete roadmap for realizing this vision. By leveraging our strengths across the following four strategic domains, with "inter-connection" serving as the "α" element that links those strengths through diverse functions, we will create new value.

1. With respect to "Improving customer experience (mass-market retail business)," our collaboration with Rakuten Group yielded significant results, with the number of Mizuho Rakuten Cards issued exceeding our target by 30%. Furthermore, thanks to ongoing enhancement of the Mizuho Direct App and the launch of a new points mall, the number of new deposit account openings reached 500,000 – a 26% increase from the previous year.

2. Regarding "Support for the doubling of asset-based income (asset and wealth management)," there has been a steady increase in individual assets under management, driven by efforts to enhance the consulting capabilities of our staff, an increase in NISA accounts, and the strengthening of fund wrap sales.

3. Regarding "Enhancing the competitiveness of Japanese companies (supporting the growth of Japanese companies)," we have integrated our long-standing expertise in industrial research and the functions of the

Mizuho group to assist companies in corporate actions, address the succession needs of business owners, and provide risk capital to innovative companies.

4. In relation to "Global Corporate & Investment Banking (CIB) business model," we expect to complete the development of an M&A platform connecting four key regions – the Americas, Europe, Asia and Japan – through progress in our integration with Greenhill & Co., a U.S. M&A advisory firm that we acquired, as well as our agreement to invest in Avendus Capital Private Limited, an Indian investment bank.

We have also worked to strengthen the management foundations necessary for growth in these strategic areas. In April 2026, we integrated Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd., combining banking functions with expertise in research, consulting, IT and technology development. This has enabled us to establish a structure capable of responding swiftly and with a high level of expertise to the increasingly complex and sophisticated challenges faced by our clients and society, as well as to promote streamlining and optimization of organizational structure. Additionally, we have begun implementing systems to promote the appointment of overseas personnel to management positions and to support career development across domestic and international offices, steadily advancing our transformation to a "global financial institution that embraces its Japanese heritage and bridges diverse cultures."

Mizuho remains committed to being a transparent and responsible financial institution for all our customers and employees. Guided by our purpose, we will work together as one – officers and employees – to do our utmost to provide robust financial support to industries, companies and individuals as they address the challenges they face.

Finally, we appreciate your continued support and will do everything in our power to exceed your expectations.

M. Kihara

Masahiro Kihara
President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.

Ⅰ Trends in Profit Attributable to Owners of Parent and Cash Dividend per Share

Our business demonstrated steady performance both in and outside Japan, and our business results for fiscal year 2025 were at a record high.
In addition, we decided to increase the annual cash dividend for the fifth consecutive year and carried out share buybacks totaling JPY 400 billion.
The outlook for fiscal year 2026 is an increase in earnings despite uncertainties in the economic environment, driven by four strategic domains.



	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026 (estimate)
Total Payout Ratio (%)	38	38	39	51	60	—
Share Buybacks (JPY billion)	—	—	—	100.0	400.0	100.0*

＊As of the end of May 2026

Ⅰ Shareholder return policy

■ Keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks.

- We will increase dividends per share by approximately JPY 5.0 each fiscal year, based on the steady growth of our stable earnings base.

- We will decide on share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Reference materials for the General Meeting of Shareholders
Company proposal
Proposal 1: Appointment of fourteen (14) directors

The term of office of the fourteen (14) directors appointed at the 23rd Ordinary General Meeting of Shareholders will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee.

All eight (8) of the outside director candidates satisfy the "Independence Standards of Outside Directors of Mizuho Financial Group" established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 43.)

Candidates for members of the Board of Directors

Candidate No.	Candidate's Name			Year of appointment	Current title at Mizuho Financial Group
1	Takashi Tsukioka	Male	Reappointment / Independent Outside Director	2021	Member of the Board of Directors
2	Kotaro Ohno	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
3	Hiromichi Shinohara	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
4	Yumiko Noda	Female	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
5	Takakazu Uchida	Male	Reappointment / Independent Outside Director	2024	Member of the Board of Directors
6	Masahiko Tezuka	Male	Reappointment / Independent Outside Director	2025	Member of the Board of Directors
7	Yuki Ikuno	Female	Reappointment / Independent Outside Director	2025	Member of the Board of Directors
8	Keiji Kojima	Male	New appointment / Independent Outside Director	—	Member of the IT / Digital Transformation Committee (external expert)
9	Hidekatsu Take	Male	Reappointment / Internal Non-Executive Director	2024	Chairperson (*Kaicho*), Member of the Board of Directors
10	Makoto Hitomi	Male	New appointment / Internal Non-Executive Director	—	Advisor to Audit Committee
11	Masahiro Kihara	Male	Reappointment / Executive Director	2022	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)
12	Fusae Akamatsu	Female	New appointment / Executive Director	—	Senior Managing Corporate Executive
13	Shiro Shiraishi	Male	New appointment / Executive Director	—	Senior Managing Corporate Executive
14	Makoto Samejima	Male	New appointment / Executive Director	—	Senior Managing Corporate Executive

Composition of the Board of Directors and approach to considering candidates for members of the Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to fulfill the role of appropriately implementing governance functions across the group and across subsidiaries under the group's management. As such, our "Corporate Governance Guidelines" set forth the criteria for appointing a director and the skills that the Board of Directors as a whole should possess. In addition, our Board of Directors is composed of an appropriate balance of outside directors who possess multifaceted and diverse perspectives that we may not have within the group, and internal directors who have considerable expert knowledge concerning the group's business model.

Percentage of outside directors	Percentage of outside and non-executive directors	Percentage of female directors
57.1%	**71.4%**	**21.4%**

[Skills that the Board of Directors as a whole should possess]

Management	We believe that the experience of top management in large and complex organizations is necessary to fulfill the supervisory function of the group.
Risk Management / Internal Control	We believe that professional experience in and knowledge of risk governance and internal control in corporations, auditing firms, and/or in the legal profession is necessary for supervision to ensure fair corporate activities and sound business operations by the management.
Financial Control / Accounting	We believe that experience as a CFO or person with similar responsibility in corporations and professional experience and knowledge as a certified public accountant or as a member of a similar profession is necessary to oversee management, which aims to build a sound financial base, pursue capital efficiency and realize growth strategies.
Finance	We believe that knowledge of the financial business, backed by, among others, business experience at financial institutions, is necessary to fulfill the supervisory function of the group, which has banking, trust, and securities businesses at its core.
Human Resources / Organization	The group considers "human resources" to be one of the key corporate resources that will support future growth, and believes that experience in and knowledge of, among others, the development of executive managers, human resources and organizations is necessary from the perspective of appropriately overseeing efforts by the management to transform human capital and corporate culture.
IT / Digital	We believe that experience and knowledge in, among others, technological and business development in the IT and digital fields is necessary to fulfill the group's supervisory function, as they are the foundation for customers to use the group's services with peace of mind and are also key to the group's future competitiveness.
Sustainability	The group aims to achieve its own growth by addressing social issues and contributing to their resolution, and we believe that experience in and knowledge of environmental and other sustainability-related operations is necessary to fulfill the supervisory function of the group.
Global	As the group is expanding its business globally and aims to contribute increasingly to the sustainable growth of the world, we believe that experience in, among others, management of global corporations overseas is necessary to fulfill the supervisory function of the group.

The table below lists the particular core skills of the (prospective) directors after this Ordinary General Meeting of Shareholders, in relation to the skills that the Board of Directors as a whole should possess. We believe that the Board of Directors as a whole would have the necessary skills in the event that Proposal 1 is approved as proposed. We also believe that each committee is equipped with the necessary skills based on their respective roles, including securing the knowledge of outside committee members at the meetings of voluntary committees.

[Skill Matrix of the Board of Directors]

Name	The skills that the Board of Directors as a whole should possess								Committees to be appointed (☆: Chairperson of the committee)					
	Management	Risk Management / Internal Control	Financial Control / Accounting	Finance	Human Resources / Organization	IT / Digital	Sustainability	Global	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee[2]	IT / Digital Transformation Committee	Human Resources Review Meeting
Takashi Tsukioka[1]	●	●			●		●	●	☆					●
Kotaro Ohno	●	●			●				●		☆			●
Hiromichi Shinohara	●				●	●	●		●				☆	●
Yumiko Noda	●	●		●	●		●	●		●		●		
Takakazu Uchida		●	●	●				●	●	☆	●			●
Masahiko Tezuka		●	●		●						●		●	
Yuki Ikuno				●	●			●		●		●		
Keiji Kojima	●				●	●		●	●					●
Hidekatsu Take				●			●	●						
Makoto Hitomi		●		●	●						●	☆	●	
Masahiro Kihara	●	●	●	●	●			●						☆
Fusae Akamatsu		●	●	●				●						
Shiro Shiraishi		●		●				●						
Makoto Samejima		●	●	●				●						

Notes
1: Chairperson of the Board of Directors
2: The following two external experts serve on the committee:
   Rintaro Tamaki (President, Japan Center for International Finance)
   Hiroshi Naka (Professor, School of Policy Studies of Kwansei Gakuin University)

Candidate No. 1	Takashi Tsukioka	Reappointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 75)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairperson of the Board of Directors Member of the Nominating Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 2,554 shares Potential number of additional shares of common stock to be held: 6,330 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)[2]	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Compensation Committee: 2/2 meetings (100%) The IT / Digital Transformation Committee: 1/1 meeting (100%) The Human Resources Review Meeting: 7/7 meetings (100%)
Term in office as a director	5 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As he has served as Representative Director, President and Chief Executive Officer, and Representative Director and Chairperson of Idemitsu Kosan Co.,Ltd. and President of the Petroleum Association of Japan, he has, as a senior executive of a global corporation in the energy industry, extensive experience concerning transformation through corporate mergers and other means, risk management such as crisis management, and employee engagement with individuals holding diverse values. He also has extensive knowledge and expertise pertaining to sustainability, including renewable energy initiatives.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Idemitsu Kosan Co.,Ltd., where he serves as Honorary Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Idemitsu Kosan Co.,Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Idemitsu Kosan Co.,Ltd. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and deep insight into organizational management, at meetings of the Board of Directors and committees, he provided opinions and suggestions on corporate culture transformation initiatives and the building of business models for value creation of the Company. In addition, as the Chairperson of the Board of Directors, he demonstrated excellent skills in leading the administration of the Board of Directors and appropriately performed supervisory functions by, among other things, regularly and proactively communicating with officers and employees, including the President & Group CEO, full-time member of the Audit Committee and members of the Board of Directors of subsidiaries, and by leading discussions on important agenda items at the Board of Directors meetings from a multifaceted perspective.

Brief personal record (major concurrent office indicated in bold)

April 1975	Joined Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director, President and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairperson and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd.
June 2021	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2022	**Honorary Advisor of Idemitsu Kosan Co.,Ltd. (current)**
June 2023	**Outside Director of Mitsui-Soko Holdings Co.,Ltd. (current)**

Candidate No. 2	Kotaro Ohno	Reappointment / Independent Outside Director

Date of birth	April 1, 1952 (Age 74)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the Audit Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 3,070 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The Audit Committee: 16/16 meetings (100%) The Human Resources Review Meeting: 7/7 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He has served in positions such as Vice-Minister of Justice, Superintending Prosecutor and Prosecutor-General. In addition, he has served as the chairperson of the nominating committee and the audit committee as an outside director of other companies and he is currently active as an attorney-at-law. He has extensive knowledge and expertise in organizational management and corporate governance as well as expertise in legal affairs and crisis management.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons that he has not received any money or proprietary benefit from the group, and, although he has served as an advisor of Atsumi & Sakai, he has not been involved in its management.

Activities on the Board of Directors and committees

By leveraging his extensive experience in the legal profession and his deep insight and expertise in organizational management and corporate governance, as the Chairperson of the Audit Committee he led discussions on various themes, such as stable business operations on a global basis and enhancement of collaboration with the Internal Audit Group. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the ideal structure of internal control under the global operations and organizational and personnel structures in Japan and overseas within the IT & Systems Group.

Brief personal record (major concurrent office indicated in bold)

April 1976	Appointed as Public Prosecutor
July 2009	Vice-Minister of Justice
August 2011	Superintending Prosecutor at Sendai High Public Prosecutors Office
July 2012	Superintending Prosecutor at Tokyo High Public Prosecutors Office
July 2014	Prosecutor-General
November 2016	Registered as lawyer Special Counsel of Mori Hamada & Matsumoto (until December 2022)
May 2017	Outside Director of AEON Co., Ltd. (until May 2023)
June 2017	Outside Audit & Supervisory Board Member of ITOCHU Corporation (until June 2021) Outside Audit & Supervisory Board Member of Komatsu Ltd. (until June 2025)
January 2023	**Advisor of Atsumi & Sakai (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Candidate No. 3	Hiromichi Shinohara	Reappointment / Independent Outside Director

Date of birth	March 15, 1954 (Age 72)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 3,070 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 10/10 meetings (100%) The IT / Digital Transformation Committee: 6/6 meetings (100%) The Human Resources Review Meeting: 7/7 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

In addition to having served as CTO, CISO, Senior Executive Vice President and Chairman of the Board (Kaicho) and Chairman of the Board of Directors of NTT, Inc., as well as Vice Chair of Keidanren (Japan Business Federation) and member of the Council for Science, Technology and Innovation of the Cabinet Office, currently he is actively performing the role of Chair of Committee on Digital Economy of Keidanren. Through his extensive experience as a top executive in corporate management and research and development, he has expert knowledge in corporate governance and technology, as well as a high level of expertise in the creation of a sustainable society through the use of technology.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between NTT, Inc., where he serves as Executive Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of NTT, Inc., and (ii) the percentage of gross profits gained through the business with group companies of NTT, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight into technology, as the Chairperson of the IT / Digital Transformation Committee he led discussions on the policies for IT strategies and DX, the status of the initiatives for material IT projects, the status of management of IT risk and cybersecurity risk and other matters. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the need for human resources development for further utilization of AI, and the promotion of a corporate culture encouraging employees to take on new challenges.

Brief personal record (major concurrent office indicated in bold)

April 1978	Joined Nippon Telegraph and Telephone Public Corporation*
June 2009	Senior Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation*
June 2012	Executive Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation*
June 2014	Senior Executive Vice President, Head of Research and Development Planning, Representative Member of the Board of Nippon Telegraph and Telephone Corporation*
June 2018	Chairman of the Board of Nippon Telegraph and Telephone Corporation*
June 2021	**Outside Director of Yamaha Corporation (current)**
June 2022	**Executive Advisor of Nippon Telegraph and Telephone Corporation* (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

* Current NTT, Inc.

Candidate No. 4	Yumiko Noda	Reappointment / Independent Outside Director

Date of birth	January 26, 1960 (Age 66)	
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Risk Committee	
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 3,070 shares	
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	The Board of Directors: The Compensation Committee: The Risk Committee:	14/14 meetings (100%) 7/7 meetings (100%) 6/7 meetings (86%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)	

Reason for appointment and summary of expected roles

After having worked at financial institutions and consulting firms, and having served as Deputy Mayor of Yokohama City, she has performed the roles of President and Representative Director and Chairman and Representative Director of Veolia Japan GK. Currently, she is actively performing the role of Chairman and Director of Veolia Japan GK and Vice Chair of Keidanren. She has demonstrated leadership in such diverse organizations as above, and, through her extensive experience as a senior executive of a global corporation in the environmental services business, she has a wealth of experience and knowledge in sustainability and deep insight in financial fields, including PFI.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Veolia Japan GK, where she serves as Chairman and Director, and the group does not affect her independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Veolia Japan GK, and (ii) the percentage of gross profits gained through the business with group companies of Veolia Japan GK of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging her extensive experience as a senior executive and her deep insight into the fields of finance and sustainability, at meetings of the Board of Directors and committees, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as financial initiatives for revitalization of the domestic economy, the need for capital utilization with an awareness of diverse stakeholders, a policy for reduction of cross-shareholdings, approaches to strategic investment areas in DX promotion, as well as on the importance of sustainability promotion through support for the growth of companies.

Brief personal record (major concurrent office indicated in bold)

April 1982	Joined Bank of America, Tokyo Branch
March 1996	Deputy General Manager and Head of Structured Finance of the Long-Term Credit Bank of Japan, London Branch
January 2000	Partner of PricewaterhouseCoopers Financial Advisory Services[1]
June 2007	Deputy Mayor of Yokohama City
January 2011	Partner, Head of PPP and Infrastructure of PwC Advisory Co., Ltd.[1]
October 2017	President and Representative Director of Veolia Japan K.K.[2]
June 2020	Chairman and Representative Director of Veolia Japan K.K.[2] (until June 2025)
June 2021	Outside Director of Idemitsu Kosan Co.,Ltd. (until June 2024) Outside Director of Benesse Holdings, Inc. (until June 2024)
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2024	**Outside Director of East Japan Railway Company (current)** **Outside Director of Sumitomo Chemical Company, Limited (current)**
June 2025	**Chairman and Director of Veolia Japan GK (current)**

[1] Current PwC Advisory LLC

[2] Current Veolia Japan GK

Candidate No. 5	Takakazu Uchida	Reappointment / Independent Outside Director

Date of birth	September 24, 1960 (Age 65)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the Compensation Committee Member of the Audit Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 1,509 shares Potential number of additional shares of common stock to be held: 1,650 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)[2]	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 8/8 meetings (100%) The Compensation Committee: 7/7 meetings (100%) The Audit Committee: 16/16 meetings (100%) The Human Resources Review Meeting: 6/6 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He has served, among others, as Chief Financial Officer and Representative Director, Executive Vice President of Mitsui & Co., Ltd., as well as a Governor of the Government Pension Investment Fund and currently, he is actively performing the role of an outside director at another company. He has extensive experience in, and has deep insight on fields such as the corporate governance of a global corporation which has a diverse business portfolio, finance and risk management, and financial business.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Mitsui & Co., Ltd., where he served as Counselor until June 2024, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Mitsui & Co., Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Mitsui & Co., Ltd. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a CFO of a global corporation and his deep insight into corporate governance, finance and risk management, as the Chairperson of the Compensation Committee, he led discussions on verification and review of the executive compensation system, determination of compensation for each individual director and corporate executive and other matters. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing

opinions and suggestions on topics such as global CIB business initiatives that utilize our strengths and the capital policies including shareholder return policy.

Brief personal record (major concurrent office indicated in bold)

April 1983	Joined Mitsui & Co., Ltd.
April 2014	Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2017	Executive Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2018	Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
June 2018	Representative Director, Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
April 2019	Representative Director, Senior Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
April 2020	Representative Director, Executive Vice President, Chief Financial Officer of Mitsui & Co., Ltd.
July 2020	Governor of Government Pension Investment Fund (until February 2024)
April 2021	Member of Expert Panel on Policy Evaluations of Financial Services Agency (current)
April 2022	Director of Mitsui & Co., Ltd.
June 2022	Counselor of Mitsui & Co., Ltd. (until June 2024)
July 2022	Vice Chair and Public Board Member of Self-Regulation Board of Japan Securities Dealers Association (until June 2024)
June 2024	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2025	**Outside Director of Tokyo Electric Power Company Holdings, Inc. (current)**

Candidate No. 6	Masahiko Tezuka	Reappointment / Independent Outside Director

Date of birth	August 18, 1961 (Age 64)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Member of the IT / Digital Transformation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 957 shares Potential number of additional shares of common stock to be held: 2,740 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)[2]	The Board of Directors: 11/11 meetings (100%) The Audit Committee: 12/12 meetings (100%) The IT / Digital Transformation Committee: 5/5 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles
He has served in positions such as an executive board member of Deloitte Touche Tohmatsu LLC, Chairman and President of the Japanese Institute of Certified Public Accountants and CEO of Japan Foundation for Accounting Education and Learning, and he is currently active as a certified public accountant. In addition, he has a high level of expertise in finance and accounting, risk management, and internal control.
We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other things, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence
He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.
With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group.

Activities on the Board of Directors and committees
By leveraging his extensive experience as a certified public accountant and his deep insight and expertise in finance and accounting, and internal control systems, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as strengthening the research and consulting functions through group company reorganization, a collaborative structure with business partners in the IT field, enhancing infrastructure to increase employee engagement, and a monitoring structure for global internal auditing.

Brief personal record (major concurrent office indicated in bold)

October 1986	Joined Chuo Audit Corporation
March 1990	Registered as a Certified Public Accountant (CPA)
October 2005	Executive board member of ChuoAoyama Audit Corporation
May 2006	COO of ChuoAoyama Audit Corporation
October 2007	Partner, executive board member of Tohmatsu & Co.*
July 2016	Executive board member of the Japanese Institute of Certified Public Accountants (JICPA)
July 2019	Chairman and President of JICPA CEO of Japan Foundation for Accounting Education and Learning (until June 2025)
May 2022	Auditor of Japan Association of Corporate Directors (current)
July 2022	Chair of Councillors of Financial Accounting Standards Foundation (current) Advisor of JICPA (until June 2025)
December 2022	Advisor of Kagayaki Holdings, Inc.
June 2023	Outside Director (Audit & Supervisory Committee Member) of BK (until June 2025)
September 2023	Outside Auditor of Kagayaki Holdings, Inc. (current)
June 2024	**Outside Audit & Supervisory Board Member of Idemitsu Kosan Co., Ltd. (current)**
June 2025	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
Definition: BK: Mizuho Bank, Ltd.	

* Current Deloitte Touche Tohmatsu LLC

Candidate No. 7	Yuki Ikuno	Reappointment / Independent Outside Director

Date of birth	October 6, 1963 (Age 62)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Risk Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 750 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)[2]	The Board of Directors: 11/11 meetings (100%) The Compensation Committee: 5/5 meetings (100%) The Risk Committee: 6/6 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

She has worked for over 30 years at foreign financial institutions, engaging in various operations related to financial and capital markets, including structured finance. She is currently a Visiting Associate Professor of Hitotsubashi University Business School. She has deep insight in the areas of finance and global business.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other things, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience at foreign financial institutions and her deep insight and expertise in financial and capital markets and global business, at meetings of the Board of Directors and committees, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as a structure to drive the global CIB business and initiatives to expand its business opportunities, the progress of the reduction of cross-shareholdings, dialogues with investors concerning the Company's performance through IR activities, and the cross-region/entity risk management status.

Brief personal record (major concurrent office indicated in bold)

April 1986	Joined Salomon Brothers Asia Ltd., Tokyo Branch[*1]
September 1994	Joined Bankers Trust Asia Ltd., Tokyo Branch[*2]
January 1996	Managing Director of Bankers Trust Asia Ltd., Tokyo Branch[*2]
July 1999	Joined Deutsche Securities Limited, Tokyo Branch[*2] Managing Director of Fixed Income Division, Deutsche Securities Limited, Tokyo Branch (until October 2006)
May 2007	Joined UBS Securities Japan Ltd., Tokyo Branch[*3] Managing Director of Investment Banking Division, UBS Securities Japan Ltd., Tokyo Branch (until April 2017)
May 2020	Visiting Lecturer of MBA program, Hitotsubashi University Business School, School of International Corporate Strategy
November 2022	Visiting Associate Professor of MBA program, Hitotsubashi University Business School, School of International Corporate Strategy (current)
March 2023	**Outside Director of Nisshinbo Holdings Inc. (until March 2026)**
June 2025	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

[*1] Current Citigroup Global Markets Japan Inc.
[*2] Current Deutsche Securities Inc.
[*3] Current UBS Securities Japan Co., Ltd.
* Outside Director of Bandai Namco Holdings Inc. (the proposal for her election is scheduled to be submitted to the ordinary general meeting of shareholders of Bandai Namco Holdings Inc. to be held in June 2026)

Candidate No. 8	Keiji Kojima	New appointment / Independent Outside Director

Date of birth	October 9, 1956 (Age 69)
Current title and assignment at Mizuho Financial Group	Member of the IT / Digital Transformation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)[2]	The IT / Digital Transformation Committee: 5/5 meetings (100%)
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As Director, Representative Executive Officer, President & CEO of Hitachi, Ltd., he spearheaded initiatives to enhance global management in order to expand overseas business, transform business structure by allocating management resources to growth areas, and shift to a business model focused on providing solutions that address social issues. He has extensive experience as a senior executive of a global corporation and deep insight in corporate governance, human resource and organizational development.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationships between Hitachi, Ltd., where he served as Vice Chairman until March 2026, and the group, as well as that between Shinka Tech Partners Ltd., where he currently serves as Representative Director, CEO, and the group, do not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Hitachi, Ltd. and the percentage of sales gained through the business with the group of the consolidated net sales of Shinka Tech Partners Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Hitachi, Ltd. of the consolidated gross profits of Mizuho Financial Group and the percentage of gross profits gained through the business with group companies of Shinka Tech Partners Ltd. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively. Since June 2025, he has been a member of the IT / Digital Transformation Committee of Mizuho Financial Group as an external expert and receives the prescribed remuneration for serving as a member of the IT / Digital Transformation Committee; however, such relationship between him and the group does not affect his independence.

Brief personal record (major concurrent office indicated in bold)

April 1982	Joined Hitachi, Ltd.
April 2011	General Manager of Hitachi Research Laboratory, R&D Group of Hitachi, Ltd.
April 2012	Vice President & Executive Officer of Hitachi, Ltd.
April 2016	Senior Vice President and Executive Officer, Chief Executive Officer of Services & Platforms Business Unit of Hitachi, Ltd.
April 2018	Representative Executive Officer, Executive Vice President and Executive Officer of Hitachi, Ltd.
June 2021	Director, Representative Executive Officer, President & COO of Hitachi, Ltd.
April 2022	Director, Representative Executive Officer, President & CEO of Hitachi, Ltd.
April 2025	Director, Vice Chairman of Hitachi, Ltd.
June 2025	Vice Chairman of Hitachi, Ltd. (until March 2026) Member of the IT / Digital Transformation Committee (External Expert) of Mizuho Financial Group (until June 2026 (planned)) **Outside Director, Member of the Board, Marubeni Corporation (current)**
August 2025	**Representative Director, CEO of Shinka Tech Partners Ltd. (current)**

Candidate No. 9	Hidekatsu Take	Reappointment / Internal Non-Executive Director

Date of birth	November 20, 1964 (Age 61)
Current title and assignment at Mizuho Financial Group	Chairperson (Kaicho), Member of the Board of Directors
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 29,214 shares Potential number of additional shares of common stock to be held: 39,548 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	The Board of Directors: 14/14 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning and business promotion as a member of the group since 1988.

He has served as Chairperson (Kaicho), Member of the Board of Directors, since April 2026, after having served in positions such as General Manager of Strategic Planning Division of Mizuho Financial Group, Joint Head of the Americas of Mizuho Bank, Ltd., Head of Asia & Oceania of Mizuho Financial Group, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd., Head of Corporate & Institutional Company of Mizuho Financial Group, Head of Global Corporate & Investment Banking Company and Deputy President & Corporate Executive. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies on a global basis and business management. He also has overall planning and organizational leadership skills backed by a wealth of management experience. We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an corporate executive, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2016	Executive Officer, Joint Head of Americas of BK
April 2018	Managing Executive Officer, Head of Asia & Oceania of Mizuho Financial Group Managing Executive Officer, Head of Asia & Oceania of BK
April 2021	Managing Executive Officer, In Charge of Corporate Banking of BK
May 2021	Managing Executive Office, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of BK
April 2022	Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group
April 2023	Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate & Investment Banking Division of BK
April 2024	Deputy President & Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (Concurrently, Member of the Board of Directors and Deputy President & Senior Executive Officer from June 2024) Managing Executive Officer, Head of Global Corporate & Investment Banking Division of BK
April 2025	Member of the Board of Directors and Deputy President & Corporate Executive, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate & Investment Banking Division of BK
November 2025	Member of the Board of Directors and Deputy President & Corporate Executive, Head of Global Corporate & Investment Banking Company and Head of Global Transaction Banking Unit and In Charge of Specially Assigned Matters of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate & Investment Banking Division and Head of Global Transaction Banking Unit of BK
April 2026	Chairperson (Kaicho), Member of the Board of Directors of Mizuho Financial Group (current)
Definitions: BK: Mizuho Bank, Ltd.	

Candidate No. 10	Makoto Hitomi	New appointment / Internal Non-Executive Director

Date of birth	April 23, 1969 (Age 57)
Current title and assignment at Mizuho Financial Group	Advisor to Audit Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 4,365 shares Potential number of additional shares of common stock to be held: 5,356 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, planning, large enterprise business and other matters as a member of the group since 1993.

He has served in positions such as General Manager of Tochigi Branch of Mizuho Bank, Ltd., General Manager of Facility Management Department of Mizuho Financial Group, General Manager of Human Resources Department of Mizuho Securities Co., Ltd., General Manager of Talent Planning and Management Department of Mizuho Financial Group and Group Chief Human Resources Officer of Mizuho Financial Group. Through his experience in the group, he has abundant knowledge and experience in both the group's overall business and comprehensive human resource management, including risk management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as corporate executive, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2016	General Manager of Tochigi Branch of BK
April 2019	General Manager of Facility Management Department of Mizuho Financial Group
April 2020	General Manager of Human Resources Department of SC
July 2021	Operating Officer, Co-General Manager of Global Talent Planning and Management Department of Mizuho Financial Group
April 2022	Operating Officer, General Manager of Talent Planning and Management Department of Mizuho Financial Group
April 2024	Group Executive Officer, Group Co-Chief Human Resources Officer of Mizuho Financial Group Managing Executive Officer, Chief Human Resources Officer of BK Managing Executive Officer, Chief Human Resources Officer of TB
April 2025	Senior Managing Corporate Executive, Group Chief Human Resources Officer of Mizuho Financial Group Managing Executive Officer, Chief Human Resources Officer of BK Managing Executive Officer, Chief Human Resources Officer of TB
April 2026	Advisor to Audit Committee of Mizuho Financial Group (current)
Definition: BK: Mizuho Bank, Ltd. SC: Mizuho Securities Co., Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

Candidate No. 11	Masahiro Kihara	Reappointment / Executive Director

Date of birth	August 21, 1965 (Age 60)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Chairperson of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 31,949 shares Potential number of additional shares of common stock to be held: 82,692 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	The Board of Directors: 14/14 meetings (100%) The Human Resources Review Meeting: 7/7 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

He has served as President & Group CEO since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

January 2014	Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group
April 2017	Executive Officer, General Manager of Risk Management Department of SC
April 2018	Executive Officer, General Manager of Financial Planning Department of SC
April 2019	Executive Officer, Joint Head of Financial Control & Accounting Group and Joint Head of Global Finance of SC
April 2020	Managing Executive Officer, Deputy Head of Strategic Planning Group and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group Managing Executive Officer, Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In Charge of Markets Strategic Intelligence Department (until October 2020) and Head of Global Finance of SC
April 2021	Managing Executive Officer*, Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate Division and Head of Global Products Unit of BK * Senior Executive Officer from July 2021 due to the integration of executive titles
February 2022	President & Group CEO and Head of Global Products Unit of Mizuho Financial Group Member of the Board of Directors of BK (until April 2024) Member of the Board of Directors of TB (until April 2026) Member of the Board of Directors of SC (until April 2026)
April 2022	President & Group CEO of Mizuho Financial Group (Concurrently, Member of the Board of Directors and President & Group CEO from June 2022) (current)
Definitions: BK: Mizuho Bank, Ltd. SC: Mizuho Securities Co., Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

Candidate No. 12	Fusae Akamatsu	New appointment / Executive Director

Date of birth	September 7, 1968 (Age 57)
Current title and assignment at Mizuho Financial Group	Senior Managing Corporate Executive Group Chief Compliance Officer (CCO)
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 778 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

She has abundant business experience domestically and internationally, having been engaged in, among other matters, internal audit as a member of the group since 2024 and having served as Group CCO since April 2026 after having engaged in auditing and held management roles in compliance departments at major international accounting firms and financial institutions.

Through her expertise in finance and accounting – she is a Chartered Certified Accountant – and her abundant experience in auditing and compliance departments both in Japan and overseas, she has a deep understanding of the realities of internal control and governance. She also has overall planning and organizational leadership skills backed by a wealth of management experience in various organizations.

We have appointed her as a candidate for director based on the role delegated to her as Group CCO and because the utilization of her experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

August 1992	External Audit Department of Price Waterhouse London
August 1997	Internal Audit Department of Bankers Trust Hong Kong
August 1998	Internal Audit Department of Bankers Trust Singapore
August 1999	Internal Audit Department of Goldman Sachs (Japan) Ltd., Tokyo Branch* (promoted to Vice President in 2002)
June 2005	Vice President of Equities Compliance Department of Goldman Sachs (Japan) Ltd., Tokyo Branch*
May 2006	Vice President of Core Compliance Department of Goldman Sachs (Japan) Ltd., Tokyo Branch*
January 2016	Managing Director, General Manager of Core Compliance Department of Goldman Sachs Japan Co., Ltd.
June 2024	Operating Officer, General Manager of Internal Audit Department of Mizuho Financial Group
May 2025	Operating Officer, General Manager of Internal Audit Department of BK
April 2026	Senior Managing Corporate Executive, Group CCO of Mizuho Financial Group (current) **Managing Executive Officer, CCO of BK (current)**
Definitions: BK: Mizuho Bank, Ltd.	

* Current Goldman Sachs Japan Co., Ltd.

Candidate No. 13	Shiro Shiraishi	New appointment / Executive Director

Date of birth	December 14, 1970 (Age 55)
Current title and assignment at Mizuho Financial Group	Senior Managing Corporate Executive Group Chief Risk Officer (CRO)
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 7,551 shares Potential number of additional shares of common stock to be held: 6,097 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, corporate planning, retail business planning, risk management and other matters as a member of the group since 1993.

He has served as Group CRO of Mizuho Financial Group since April 2024, after having served in positions such as General Manager of Global Corporate Coordination Department of Mizuho Bank Co., Ltd., General Manager of Office of Chairman of Japanese Bankers Association, General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group and Chief Audit Executive (CAE) of Mizuho Bank Co., Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, broad risk management and governance, and expert knowledge concerning social trends affecting the group's business, such as global economics and finance. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CRO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group President of Mizuho Factors, Limited (until March 2020)
July 2021	Operating Officer, General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group (until March 2022)
October 2021	Operating Officer, Deputy Head of Retail & Business Banking Company of Mizuho Financial Group
April 2022	Operating Officer, Head of Internal Audit Group of BK
April 2023	Operating Officer, CAE of BK
April 2024	Senior Executive Officer*, Group CRO of Mizuho Financial Group (current) Executive Managing Director, CRO of BK * Senior Managing Corporate Executive from April 2025 due to the integration of executive titles
April 2026	**Managing Executive Officer, CRO of BK (current)**
Definitions: BK: Mizuho Bank, Ltd.	

Candidate No. 14	Makoto Samejima	New appointment / Executive Director

Date of birth	January 11, 1971 (Age 55)
Current title and assignment at Mizuho Financial Group	Senior Managing Corporate Executive Group Chief Financial Officer (CFO) and General Manager of International Accounting Standards Project Team
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 3,190 shares Potential number of additional shares of common stock to be held: 1,703 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2025)	—
Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in investment banking business, international business, internal audits and other matters as a member of the group since 1994.

He has served as Group CFO of Mizuho Financial Group since April 2026, after having served in positions such as General Manager of Global Corporate Coordination Department of Mizuho Financial Group, Deputy Head of Global Corporate & Investment Banking Company and Chief Audit Executive (CAE) of Mizuho Bank Co., Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, extensive expertise in planning, internal control and governance on a global basis, and insight into broader social trends affecting the group's business, including global economic and financial trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CFO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	Joint General Manager of Global Corporate Coordination Department of Mizuho Financial Group
April 2020	General Manager of Global Corporate Coordination Department of Mizuho Financial Group (promoted to Operating Officer in July 2021)
April 2022	Operating Officer, Deputy Head of Global Corporate Company*[1] of Mizuho Financial Group Operating Officer, Co-Head of Global Corporate Division*[2] of BK
April 2024	Operating Officer, CAE of BK
April 2026	Senior Managing Corporate Executive, Group CFO and General Manager of International Accounting Standards Project Team of Mizuho Financial Group (current) **Managing Executive Officer, CFO and Project Manager of International Accounting Standards Project Team of BK (current)** **Managing Executive Officer, CFO and Project Manager of International Accounting Standards Project Team of TB (current)**
Definitions: BK: Mizuho Bank, Ltd.	TB: Mizuho Trust & Banking Co., Ltd.

*[1] Renamed as Global Corporate & Investment Banking Company in April 2023

*[2] Renamed as Global Corporate & Investment Banking Division in April 2023

Notes:

1. For reference, "potential number of additional shares of common stock" refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system.

2. With respect to Messrs. Takakazu Uchida, Masahiko Tezuka and Keiji Kojima, and Ms. Yuki Ikuno, the stated attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2025, after their appointment as directors or committee members of Mizuho Financial Group in June 2025. In addition, with respect to Mr. Takashi Tsukioka, the stated attendance at the meetings of the Compensation Committee and the IT / Digital Transformation Committee is for those meetings that were held during his term of office as a member of each committee from April 2025 to June 2025.

3. Messrs. Hidekatsu Take and Makoto Hitomi are the candidates for internal non-executive director who do not concurrently serve as corporate executives, executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

4. Messrs. Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Takakazu Uchida, Masahiko Tezuka and Keiji Kojima and Mses. Yumiko Noda and Yuki Ikuno, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Seven (7) candidates of the above eight (8) candidates, those except Mr. Keiji Kojima, are "independent directors," as defined by the Tokyo Stock Exchange, Inc., for the current period. Mr. Keiji Kojima is also scheduled to be notified to the Tokyo Stock Exchange, Inc. as an "independent director".

5. Liability Limitation Agreement
    Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, Mizuho Financial Group has entered into liability limitation agreements with seven (7) candidates for outside director—namely Messrs. Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Takakazu Uchida and Masahiko Tezuka and Mses. Yumiko Noda and Yuki Ikuno —which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. Mizuho Financial Group intends to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above seven (7) candidates, and to execute a similar liability limitation agreement with Mr. Keiji Kojima, upon their appointment at this Ordinary General Meeting of Shareholders.

6. Directors and Officers Liability Insurance Contract
    Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. Mizuho Financial Group shall, if a claim for damages is made due to an act conducted by the insured based on his or her status as one of the directors and officers as defined in the Companies Act with respect to Mizuho Financial Group, indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall not apply. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

7. The age of directors indicates their age on their last birthday as of this Ordinary General Meeting of Shareholders.

8. Chairperson (Kaicho) Hidekatsu Take is engaged in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the chair of the Board, independent director Takashi Tsukioka.

9. "Corporate executive" refers to executive officer (shikkō yaku) as defined in the Companies Act; the same shall apply hereinafter.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1. An outside director shall not be an executive director, a corporate executive, an executive officer or an employee ("a Person Performing an Executive Role") of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, a corporate executive, an executive officer or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2. (1) An outside director shall not be a person or its parent company or material subsidiaries to whom Mizuho Financial Group or its Core Subsidiaries are principal business counterparties nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

   (2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of Mizuho Financial Group or its Core Subsidiaries nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

3. An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Core Subsidiaries.

4. An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5. An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6. An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Core Subsidiaries other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Core Subsidiaries are principal business counterparties.

7. An outside director shall not be a close relative of the directors, corporate executives, executive officers, or Advisors, Executive Advisors or material employees or others that have a rank similar to an officer ("Person Equivalent to an Officer"; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, corporate executives, executive officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8. An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders of Mizuho Financial Group other than for the reasons considered above.

9. Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person's character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:
  "Core Subsidiaries" refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.
  "Principal business counterparties" are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Reference materials

Corporate governance system

Mizuho Financial Group has adopted a Company with Three Committees model of corporate governance. By having various committees comprised mainly of outside directors, Mizuho Financial Group is building a corporate governance system that adequately utilizes the points of view of personnel outside of the Company.

Basic policy

Ensuring the separation of supervision and management	Secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties by corporate executives, the primary focus of the Board of Directors
Delegating decisions on business execution to the corporate executives to the greatest extent possible	Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by enabling the Board of Directors to delegate decisions regarding business execution to the corporate executives to the greatest extent possible
Securing independence of management supervision	Utilize committees and other forms of oversight, comprised mainly of outside directors who are not members of the management of Mizuho, and secure transparency and fairness in decision-making processes regarding the appointment and dismissal of, and compensation for, the management as well as ensure effective supervision of the management
Adopting global standards	At the holding company level, actively adopt operations and practices regarding corporate governance that are endorsed globally

Diagram of the corporate governance system

Mizuho Financial Group (Holding Company)
(As of March 31, 2026)
General Meeting of Shareholders
Supervision
Appointment of directors
Determines the content of proposals regarding the appointment and dismissal of directors
Board of Directors
Outside directors:
Chairperson
Internal non-executive directors:
Internal directors who concurrently serve as corporate executives:
In principle, the Chairperson is to be an outside director.
Non-executive directors are to comprise a majority of the directors.
Outside Director Session
Determines compensation
Nominating Committee
Chairperson
In principle, all members are to be outside directors.
Compensation Committee
Chairperson
In principle, all members are to be outside directors.
Audit Committee
Chairperson
Outside directors are to comprise a majority of members.
Audits the execution of duties
Risk Committee
IT / Digital Transformation Committee
Human Resources Review Meeting
Appoints and dismisses corporate executives
Delegates decisions on business execution
Supervises the execution of duties
Audits the execution of duties by corporate executives
Determines the compensation for corporate executives
Management
Corporate Executives
President & Group CEO
Makes decisions on business execution, based on delegation from the Board of Directors, and implements business execution
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
General Meeting of Shareholders
Board of Directors
Audit and Supervisory Committee
Collaborate

Status of activities of the Board of Directors and evaluation of effectiveness

Board of Directors (14 meetings held)	**The Board of Directors supervises directors and corporate executives and makes decisions on business execution such as the basic management policy.**
Chairperson **Takashi Tsukioka**	The Board of Directors sets the direction of the strategy for the group and is responsible for the management supervision of the Company and subsidiaries under the Company's business management. To ensure effective functioning of supervision, we formulated the management policy of the Board of Directors, identified key themes for supervisors to focus on throughout the year, and conduct systematic monitoring.

Status of initiatives for enhancing the effectiveness of the Board of Directors

In order to achieve the sustainable enhancement of corporate value, Mizuho Financial Group is strengthening its supervisory functions through initiatives for enhancing the effectiveness of the Board of Directors. More specifically, Mizuho Financial Group is carrying out initiatives on an autonomous and continual basis to reflect the issues identified through the results of the "effectiveness evaluation of the Board of Directors" in the "management policy of the Board of Directors."

Plan: Management policy for FY2025

Identified Issues	・ Implementation of "Robust Discussions" based on the supervisory perspective ・ Continuous review of the composition of the Board of Directors in order to ensure effective functioning; and continuance of a good board culture	▶	**Formulation of management policy of the Board of Directors for FY 2025**

Do: Supervisory activities based on the management policy for FY2025

In particular, we enhanced discussions on our medium- to long-term growth strategy centered on key business themes.
(Main agenda)
・ Direction of medium- to long-term business strategy
・ Status of the initiatives for sustainability
・ Status of the initiatives for digital transformation
・ Status of the initiatives for corporate culture transformation
・ Status of the initiatives for stable business operations

Check: Evaluation of effectiveness for FY2025

(i)	We surveyed and interviewed all directors regarding supervisory activities in the fiscal year 2025.
(ii)	We shared the issues identified among directors and discussed future actions at meetings of the Board of Directors and offsite meetings.
(iii)	As a result of the evaluation, we confirmed that the Board of Directors and committees have been ensuring overall effectiveness in light of their objectives and expected functions. Effective and optimal discussions should continue to be held, with a view to the further growth of Mizuho.

Action: Future initiatives for further enhancement of effectiveness

In addition to continuing the initiatives to date, we implemented additional initiatives.

Continued	・ Implementation of "Robust Discussions" based on the supervisory perspective centered on key themes. ・ Maintenance of a good board culture through effective communication between supervisors and executives.
Addition	・ Enhance collaboration among the Chairperson and Internal Non-Executive Directors for deepened discussions.

Plan: Management policy for FY2026

● We formulated the management policy of the Board of Directors for the fiscal year 2026 (key themes and supervisory perspective).
● Based on the agenda plans that reflect key themes, we will improve effectiveness through systematic monitoring throughout the year.

Main agenda of various committees

Nominating Committee **(10 meetings held)**	**The Nominating Committee makes decisions on recommendations regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.**
Chairperson **Yoshimitsu Kobayashi**	●Composition of the Board of Directors of Mizuho Financial Group and the Three Core Companies. ●Succession planning regarding directors and other executives of Mizuho Financial Group and the Three Core Companies. ●Director nomination and appointment.

Compensation Committee **(7 meetings held)**	**Among other things, the Compensation Committee determines the basic policy for determination of executive compensation and the compensation for each individual director and corporate executive.**
Chairperson **Takakazu Uchida**	●The verification and review of the executive compensation system (including compensation levels and composition). ●Incentive Compensation for the fiscal year 2024. ●The compensation for each individual director and corporate executive.

Audit Committee (16 meetings held)

Chairperson
Kotaro Ohno

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and corporate executives.

● Status of the initiatives for key strategies.
● Financial results and status of key audit items in accounting audits.
● Effectiveness of the internal control system.
● Status of the initiatives for the enhancement of internal management systems.

Risk Committee (7 meetings held)

Chairperson
Hisaaki Hirama

The Risk Committee makes recommendations to the Board of Directors regarding supervision and decisions related to risk governance.

● Selection of top risks.
● Status of comprehensive risk management.

● Operational status of the risk appetite framework.
● Status of sustainability initiatives.

IT / Digital Transformation Committee (6 meetings held)

Chairperson
Hiromichi Shinohara

The IT / Digital Transformation Committee makes recommendations to the Board of Directors regarding supervision and decisions related to IT and digital transformation and regarding other similar matters.

● Status of the initiatives for IT and digital transformation.
● Status of the initiatives for material IT projects.

● Status of the initiatives for stable business operations.
● Status of management of IT risk and cybersecurity risk.

Human Resources Review Meeting (7 meetings held)

Chairperson
Masahiro Kihara

The Human Resources Review Meeting discusses plans for the appointment of and commission to Mizuho Financial Group's corporate executives and other executives to be determined by the Board of Directors.

● The succession planning of key management.
● The appointment of corporate executives and other executives for FY2026.

Reference materials for the General Meeting of Shareholders

> Shareholder proposal
> Proposal 2 is based on a joint proposal by two shareholders.

Shareholder proposal
Proposal 2:
Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

I. Details of proposal:

Regarding Proposal 1 (this "Proposal to Amend the Articles of Incorporation") below, if the approval or disapproval of this Proposal to Amend the Articles of Incorporation and other proposals at the 24th Ordinary General Meeting of Shareholders (including proposals by Mizuho Financial Group) necessitates any formal adjustments to any chapters or articles described in this Proposal to Amend the Articles of Incorporation (including, but not limited to, corrections to discrepancies in article numbers), the article pertaining to this Proposal to Amend the Articles of Incorporation shall be deemed to be replaced by the article after the necessary adjustments have been made. For detailed explanations in respect of each of the shareholder proposals listed below, please refer to https://stracap.jp/MIZUHO-ORICO/ or the link to the special website located at the top right of the Strategic Capital, Inc. website (https://stracap.jp/). Please note that, unless otherwise specified as "non-consolidated" in each of the shareholder proposals, all financial figures cited are based on the consolidated financial statements.

1. Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

This proposal aims to prepare for a situation in which Orient Corporation ("Orico"), which is currently recognized as an equity-method affiliate of Mizuho Financial Group, becomes a consolidated subsidiary of Mizuho Financial Group regardless of its wishes and as a result of, for example, Orico's acquisition of its treasury stock and aims to establish the following new chapter and article in the current Articles of Incorporation to require the estimation and disclosure of the values of key indicators, such as the amount of risk-weighted assets ("RWA") under the Basel regulatory framework, in the event that Orico actually becomes a consolidated subsidiary of Mizuho Financial Group.

CHAPTER IX: Risks associated with the consolidation of Orient Corporation
Article 50. (Estimation and Disclosure of the Risks Associated with any Unintended Changes in the Scope of the Consolidation)

The Company shall estimate, at least once per fiscal year, the impact on the amount of risk-weighted assets (hereinafter referred to as "RWA") under the Basel regulatory framework and each item of other key indicators (referring to

"KM1: Key Metrics (Consolidated Bank and Holding Company)" as defined in Appended Form No. 10 of Financial Services Agency Public Notice No. 7 of 2014) in the event that Orient Corporation becomes a consolidated subsidiary of the Company and shall disclose the assumptions underlying such estimates and a summary of the results in its Corporate Governance Report covering the relevant fiscal year.

II. Reasons for proposal:

1. Partial amendment to the Articles of Incorporation (Risks associated with the consolidation of Orient Corporation)

Mizuho Financial Group indirectly holds approximately 48% of Orico's voting rights; therefore, Orico could become a consolidated subsidiary of Mizuho Financial Group regardless of its wishes due to actions such as Orico's acquisition of its treasury stock.

In addition, given the fact that, for example, all nine presidents of Orico to the present have come from the Mizuho group since 1983, it may be assessed that Mizuho Financial Group controls Orico, which could result in the equity method being disallowed.

However, at present, the RWA reflect only a slight risk associated with the holding and trading of shares in Orico. If Orico, a non-bank financial institution, becomes a consolidated subsidiary of Mizuho Financial Group, the RWA would increase by an estimated JPY 3 trillion.

Since the Basel regulatory framework requires financial institutions to set aside capital to prepare for unexpected risks, the RWA, a cornerstone of the framework, should reflect the foreseeable risks associated with Orico's consolidation and disclose information thereon.

Furthermore, this disclosure is expected to serve as an opportunity for Mizuho Financial Group to recognize these distortions and resolve the current distorted situation by either making Orico a wholly-owned subsidiary or selling all of its shares in Orico.

Mizuho Financial Group's note: The above is an English translation prepared without any substantive changes to the original text described in the form submitted by the shareholders.

Opinion of the Board of Directors

The Board of Directors opposes this proposal.

This proposal would amend the Articles of Incorporation to require the disclosure of hypothetical estimates based on the assumption that Orient Corporation would become our consolidated subsidiary. However, disclosing information based on such speculative assumption could give the mistaken impression that such event will occur or that our policy has already been decided and could cause confusion or misunderstanding for our shareholders and investors.

We prepare and disclose our consolidated financial statements properly in accordance with accounting principles generally accepted in Japan, and if any material event arises, we will make timely and appropriate disclosures in accordance with applicable laws and regulations.

With respect to personnel matters, if requested by Orient Corporation, we may recommend suitable candidates from within the Mizuho group; however, final decisions on hiring and other personnel matters are made by Orient Corporation.

In addition, as the Articles of Incorporation set forth fundamental matters concerning corporate organs and operations, the Board of Directors is of the opinion that it would be inappropriate for the Articles of Incorporation to prescribe specific individual matters, such as estimates or disclosures relating to a particular listed company under the equity method.

Supplementary explanations of the opinion of the Board of Directors of Mizuho Financial Group are given on the following pages.

Supplementary Explanations of the Opinion of the Board of Directors

1. Fairness of the consolidated financial statements

    We properly prepare our consolidated financial statements in accordance with accounting principles generally accepted in Japan. In addition, in accordance with the provisions of the Companies Act, our consolidated financial statements are audited by our independent auditors, and we have received an audit opinion in the Independent Auditor's Report stating that our consolidated financial statements provide "a fair presentation, in all material respects," in accordance with the aforementioned accounting principles. Furthermore, the Audit Committee prepares the Audit Report after concluding that the method and results of the audit employed and rendered by the independent auditors are fair and reasonable by, among other means, monitoring and examining whether the independent auditors maintain their independence and carry out audits in an appropriate manner. After undergoing each of these audits, our consolidated financial statements are approved by the Board of Directors and then disclosed. Please see pages 134-137 for the independent auditor's report on the consolidated financial statements, and pages 142-143 for the Audit Committee's audit report.

2. Basic approach to determining the scope of consolidation

    Regarding the "determination of the scope of consolidation" covered by this shareholder proposal, we make a rigorous determination in accordance with, among others, the Accounting Standards Board of Japan (ASBJ) Statement No. 22 (Accounting Standard for Consolidated Financial Statements) and the Accounting Standards Board of Japan (ASBJ) Guidance No. 22 (Implementation Guidance on Determining the Scope of Subsidiaries and Affiliates in Consolidated Financial Statements).
    For equity-method affiliates (including listed companies; the same applies hereinafter) in which we hold 40% or more of the voting rights, we determine whether they qualify as our consolidated subsidiaries by comprehensively considering not only our own voting-rights ownership percentage but also the aggregate ownership percentage based on the total number of voting rights held by parties closely related to us and similar parties, the proportion of our present or former officers or employees who serve or have served as members of decision-making bodies, such as the board of directors, the existence of any agreements or similar arrangements that enable us to control decisions on important financial and operating or business policies, and the existence of any facts from which it can be inferred that we control such other companies' decision-making bodies.

3. Inappropriateness of calculation and disclosure based on assumptions for key metrics under the Basel regulatory framework

The Basel regulatory framework is a set of internationally standardized criteria established by the Basel Committee on Banking Supervision (BCBS) to assess the soundness of the management of banks and other financial institutions. The Mizuho group currently calculates key metrics, such as the capital ratio, by complying with laws, regulations and other official documents (public notices, supervisory guidelines and Q&As) determined by the Financial Services Agency based on the Basel regulatory framework. Furthermore, we appropriately disclose these calculated metrics to our shareholders and investors through our website and other channels.

Under these circumstances, where we conduct objective and rigorous calculations and disclosures based on laws, regulations, public notices and other official documents, disclosure of estimates based on assumptions carries a risk of creating incorrect market perceptions that we have specific plans or intentions to make Orient Corporation our consolidated subsidiary. In addition, we believe that estimates that are uncertain, and whose calculation results can vary significantly depending on the assumptions made, may be confused with properly disclosed information based on public notices and other official documents. This may hinder our shareholders and investors from making appropriate investment decisions, which could lead to confusion and misunderstanding.

(Reference)
The key metrics under the Basel regulatory framework are disclosed in the following material:

Name of material	URL
Capital Ratio Information	https://www.mizuhogroup.com/investors/financial-information?tab=capital

4. Independence of management and the appointment and dismissal of directors at Orient Corporation

Our subsidiary Mizuho Bank administers Orient Corporation in a way that respects Orient Corporation's management independence, and aside from matters stipulated by law and regulations, requires reporting of only essential matters following Orient Corporation's business decisions. In addition, we exercise voting rights for the appointment and dismissal of directors in accordance with our own rules, considering also the views of the nominating committee established within Orient Corporation at that company's discretion.

(Reference)
The status of our corporate governance framework is disclosed in the following material and on the Tokyo Stock Exchange website:

Name of material	URL
Corporate Governance Report	https://library.mizuhogroup.com/m/4cfc7b907c937dab/original/g_report-pdf.pdf

In addition, this proposal seeks to establish provisions in the Articles of Incorporation regarding individual and specific matters, such as the estimation and disclosure of treatments for listed companies under the equity method. However, a company's articles of incorporation exist primarily to establish fundamental matters necessary for operating the company in accordance with the Companies Act and related laws and regulations, such as a company name, purposes, organs and total number of authorized shares. Given that the requested content in this proposal exceeds the scope of such general provisions, the Board of Directors is of the opinion that it would be inappropriate for the Articles of Incorporation to contain the proposed provisions as stated.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report for the 24th Fiscal Year

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group ("the group") is composed of the holding company, Mizuho Financial Group, Inc. ("Mizuho Financial Group"), 263 consolidated subsidiaries and 25 equity-method affiliates. Our business domain includes banking, trust banking, securities and other financial services.



Holding Company
Mizuho Financial Group, Inc.
Banking
Mizuho Bank, Ltd.
Core Group Company
Mizuho Americas LLC
Trust Banking
Mizuho Trust & Banking Co., Ltd.
Securities
Mizuho Securities Co., Ltd.
Asset Management
Asset Management One Co., Ltd.
Core Group Companies
Custody Bank of Japan, Ltd.
MI Digital Services Co., Ltd.
Mizuho Leasing Company, Limited
Mizuho Innovation Frontier Co., Ltd.

Notes:

1. The chart above is a simplified illustration of the relationships between Mizuho Financial Group and its core group companies.
2. Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd. were merged on April 1, 2026, with Mizuho Bank, Ltd. as the surviving company, and the business operations of the two companies were integrated.

Financial and economic environment (for the fiscal year ended March 31, 2026)

Reviewing the economic environment during the fiscal year ended March 31, 2026, the global economy remained steady despite concerns over the impact of the U.S. tariff increases, as corporations absorbed the tariff-driven costs and refrained from passing them on to consumers, and there were also impacts from strong AI-related demand. Meanwhile, crude oil prices rose amid growing tensions in the Middle East and the financial markets showed other signs of instability.

In the U.S., the economy is continuing to grow steadily, driven by increases in capital investment in response to AI-related demand growth and by consumer spending by high-income households backed by higher stock prices. On the other hand, the labor market has slowed partly due to the impact of monetary tightening. Inflation is showing signs of slowing but the inflation rate remains above the Federal Reserve Board's (FRB) target of 2%. In addition, since the end of February 2026, there have been growing concerns about a resurgence in inflation and economic deterioration due to rising tensions in the Middle East. Based on these circumstances, the FRB decided to leave its policy interest rate unchanged for the second consecutive meeting at the Federal Open Market Committee (FOMC) meeting held in March 2026. Amid persistent uncertainties, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and employment trends.

In Europe, both domestic and external demand remained steady and grew gradually. Inflation has slowed as a result of a deceleration in wage increases, and the inflation rate remains at around 2%, which is the inflation target of the European Central Bank (ECB). Based on these circumstances, the ECB has left its policy interest rate unchanged since its meeting held in June 2025, when it decided to lower the rate. Interest rates are thought to be already at a neutral level. However, in light of increasing inflationary pressure caused by growing tensions in the Middle East, it is expected that the ECB will determine its future policies carefully while monitoring the balance of risks related to the economy and prices.

In Asia, the economy maintained steady growth. In China, despite the prolonged correction in the real estate market and decreases in its exports to the U.S. due to tariffs, the government's support measures to stimulate domestic demand and expanded exports to third countries resulted in steady growth. In emerging economies, last-minute exports before the imposition of tariffs as well as a strong semiconductor market driven by expanding demand for AI boosted the economy. Under these circumstances, the central banks of each country lowered their policy interest rates against the backdrop of slowing inflation. However, due to increasing currency depreciation and inflation pressures caused by growing tensions in the Middle East, there has been increasing uncertainty over the direction of monetary policy.

In Japan, the economy is recovering gradually, as domestic demand, including personal consumption and capital investment, remains steady. The pay-hike momentum persists, backed by high levels of corporate earnings. Under these circumstances, the Bank of Japan (BOJ) decided to raise its policy interest rate in December 2025. It is expected that the BOJ will determine its future monetary policy by assessing the impact of growing tensions in the Middle East on the economy and prices.

As for the outlook for the global economy, gradual growth is expected to continue backed by strong AI-related demand as well as fiscal measures taken by countries. With regard to the outlook for the Japanese economy, it is expected to expand, led by domestic demand, as the comprehensive economic package provides a tailwind. However, due to energy and other supply constraints resulting from growing tensions in the Middle East, fears of economic deterioration and disruption in the financial and capital markets may spread worldwide, potentially adversely affecting the Japanese economy as well.

Developments and results of operations

Initiatives in FY2025
In the fiscal year ended March 31, 2026, the final fiscal year of the medium-term business plan (FY2023 to FY2025), the Mizuho group worked together on business focus areas and enhancing our corporate foundations towards growth.

As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on "Support for the doubling of asset-based income," "Improving customer experience," "Enhancing the competitiveness of Japanese companies," "Sustainability and innovation" and the "Global Corporate & Investment Banking (CIB) business model."

We worked to improve customer experience by transitioning our branches to consultation-focused branches that provide asset building and management services to individual customers, improving the user interface (UI) and user experience (UX) of our various channels, and deepening collaboration with the Rakuten Group, which operates its own ecosystem, and other partners. In addition, to meet the asset building and management needs, including needs for Nippon Individual Savings Accounts (NISAs), we launched services for employees of client companies as collaborative services of Mizuho Bank and Rakuten Securities, offering a "regular investment NISA at workplace" program, which can be introduced as a company's employee benefit program.

To enhance the competitiveness of Japanese companies, we offered support for our clients' business challenges and their undertaking of corporate actions. Alongside this, we provided risk capital to startups and assisted business owners with their succession needs. Outside Japan, we responded to a wide range of our clients' needs by expanding the capital markets business through the in-depth CIB (Corporate & Investment Banking) strategy for each region and operating them as a globally-unified group.

For more information on this fiscal year's initiatives, please see the initiatives taken by in-house companies/units and key strategies on page 70.

As for corporate foundations, in order to enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations.

With the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings in order to raise employee engagement through the activation of internal communications. As a result, with respect to the positive response rate for staff survey questions related to engagement and inclusion, the engagement score was 65% and the inclusion score was 69% in the fiscal year. In order to promote the participation and advancement of employees and realize a talent portfolio in alignment with our business strategy, we implemented our "CANADE" human resources framework to ensure that compensation and assignments are based more on the scope of responsibilities than seniority or years of experience, and to promote employees' self-driven career development.

We also continued initiatives to prevent further incidents of system failures and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1]	Profit Attributable to Owners of Parent	TSE ROE[2]	Cash Dividends on Common Stock (annual cash dividend)
JPY **1,461.1** billion	JPY **1,248.6** billion	**11.4%**	**JPY 145**
+JPY 316.8 billion YoY	+JPY 363.1 billion YoY	+2.9% YoY	Year-end cash dividend for FY2025: JPY 72.5 per share

Results of operations for FY2025

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] for the fiscal year 2025 amounted to JPY 1,461.1 billion, increasing by JPY 316.8 billion on a year-on-year basis, as the businesses of both Customer Groups and Markets expanded steadily, while we also benefited from favorable factors such as the increase of policy interest rates by the Bank of Japan.

Partly due to profit from sales of cross-shareholdings, in addition to the increase in Consolidated Net Business Profits, Profit Attributable to Owners of Parent for the fiscal year 2025 amounted to JPY 1,248.6 billion, increasing by JPY 363.1 billion on a year-on-year basis, and exceeded our November 2025 revised forecast of JPY 1,130 billion.

In addition, our TSE ROE[2] as of March 31, 2026 was 11.4%, and we achieved our medium-term financial target of "Over 10%" ahead of schedule, which we had set to be reached by FY2027.

As for our year-end cash dividend on common stock for the fiscal year 2025, under our shareholder return policy of increasing dividends per share by approximately JPY 5.0 each fiscal year, based on the steady growth of our stable earnings base, we have decided to pay a year-end cash dividend of JPY 72.5 per share, resulting in a total annual cash dividend of JPY 145.0 per share (including the interim dividend), an increase of JPY 5.0 over the previous fiscal year.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

(JPY billion)

Company Name	Ordinary Income (Operating Income)	Ordinary Profit	Profit[3]
Consolidated results of Mizuho Financial Group	9,085.4	1,573.1	1,248.6
Mizuho Bank, Ltd.	6,379.4	999.1	822.4
Mizuho Trust & Banking Co., Ltd.	276.0	139.3	123.4
Mizuho Securities Co., Ltd.	578.1	112.4	81.8

Notes:

1. Aggregate of net gains or losses related to ETFs and others in the banking and trust banking business and net gains or losses related to operating investment securities (Mizuho Securities consolidated).

2. Including net unrealized gains (losses) on other securities.

3. The "Profit" figure for "Consolidated results of Mizuho Financial Group" refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the Mizuho group

Growth Strategy

The Mizuho group's growth strategy came about through a process of "backcasting" from its long-term goal for the future, which envisions personal well-being and a sustainable society and economy, as well as being based on our aim for the world in 10 years and the business areas we need to focus on to bring it to fruition.

The Mizuho group has identified four domains for its target business model to drive the "4+α" strategy that integrates the functions in each domain, and further, we are enhancing our corporate foundations towards achievement and growth in this regard.



Target business model: 4+α strategy
Mass-market retail business in Japan
Asset and wealth management in Japan
+ Inter-connecting
Supporting the growth of Japanese companies
Global Corporate & Investment Banking business
Sustainability and innovation

(1) Four strategic domains

Mass-market retail business in Japan

- ► We aim to extend our reputation for accessibility and reliability and continue as our retail customers' bank of choice through improved customer convenience in our digital, remote and physical channels and product differentiation.

  We will secure the stable deposits necessary to provide funding to customers, industry and society. This will also bring in a future customer base for our asset and wealth management business.

Asset and wealth management in Japan

- ► We will take on the challenge of doubling asset-based income alongside our customers as we work to become the most reliable brand in asset and wealth management and positively contribute to

our customers' personal well-being.

Drawing on the collective strengths of our group's consulting services, we are meeting the asset formation, management and succession needs of our individual customers and further enhancing the capabilities of Asset Management One, our group's asset management arm.

Supporting the growth of Japanese companies

► We aim to be an expert partner that delivers value-added solutions for business creation and growth. With our support for Japanese companies that are enhancing their competitiveness and our support for sustainability and innovation, we aim to play a part in returning Japan's economy to a growth trajectory, restoring Japan's global competitiveness, and transitioning to a low-carbon society and circular economy.

We will leverage our competitiveness to grow together with our clients, connecting our corporate clients of various scales and at various stages and providing thorough support for business growth and enhancement of corporate value.

Global Corporate & Investment Banking business

► We deliver comprehensive financial solutions to clients throughout the world by leveraging our strong presence in capital markets, particularly in the United States, and our extensive global network.

In furtherance of realizing a productive society and economy, we aim to rank in the top ten for global Corporate & Investment Banking (CIB) and be a strategic partner to our clients.

Note:

For the initiatives taken by in-house companies/units, please see page 70 and thereafter.

(2) Enhancing our corporate foundations which support our growth

Corporate culture transformation

► Enhance engagement with our employees and clients through seamlessly promoting internal communication and brand communication.

Human capital enhancement

► Strengthen our human capital through two aspects: a commitment to strategic HR, which aligns business strategy and HR strategy, and an emphasis on employee narratives whereby employees are able to take greater initiative in designing their own individual careers.

Digital transformation (DX)

► Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group's strengths to the fullest extent; by improving productivity through, among others, digitalization of operations and utilization of AI; by developing employees who can realize the Mizuho DX strategy; and by utilizing data.

IT reforms

► Strengthen business executional ability by taking down the boundaries between business divisions and the IT division, aiming for lasting corporate value for Mizuho.

► Bring about the desired results of various IT transformation measures while controlling costs over the medium- to long-term to achieve such aims.

Maintenance of stable business operations

► Prevent memories of system failures from fading and enhance our ability to respond to crises during regular operations.

- For continuous deterrence of major system failures, ensure the continuance of initiatives for prevention of system failures and enhancement of response capabilities, and also prevent memories of system failures from fading.

► Continuously upgrade our cybersecurity framework suited to G-SIBs.

► Further strengthen and expand our framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).

► Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.

Sustainability initiatives

We define sustainability as "environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and Mizuho's sustainable and steady growth."

We will seamlessly promote sustainability initiatives in an integrated manner with the group's strategies pursuant to our Basic Policy on Sustainability Initiatives, which defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of society[1] and the importance for the group[2], we identified "materiality" (medium-to long-term priority issues for the sustainable growth and development of Mizuho and its stakeholders, including our customers, our employees, and the economy and society) and clarified the risks and opportunities faced by Mizuho in relation thereto and our specific initiatives plans therefor. When implementing sustainability initiatives, we will, by addressing materiality from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to enhance our corporate value through our business operations, giving due regard to creating value for diverse stakeholders and to the group's sustainable and steady growth.

1: The expectations of stakeholders for social impact to be made by the group

2: Medium- to long-term impact on our corporate value and compatibility with the group's strategies and business areas

(Mizuho's Materiality)

Materiality	Main Initiatives
Declining birthrate and aging population, plus good health and longer lifespans In an age of longer lifespans, provide safe, stable, and convenient services tailored to each individual's needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels
Industry development & innovation Support industry and	• Initiatives targeting the entire industry, such as support for business and industrial structure transformation to address climate change

business development, and create new value on a global basis	• Social impact creation through support for the growth of innovative companies and co-creation with them • Support for business succession by Japanese companies with technological capabilities
Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the Japanese and global business environment	• Contribution to the enhancement of corporate value of mid-cap companies and revitalization of the Japanese economy • Response to asset management needs by strengthening management capabilities and revitalization of origination and distribution • Development of CIB businesses in global capital markets
Environment & society Cooperate with customers to realize sustainable social development, including environmental conservation	• Provision of sustainability-driven solutions, support for business structure transformation, and expansion of such solutions and support to each corporate segment • Implementation of measures addressing environmental and climate change, and initiatives on social issues and human rights
Personnel Based on a corporate culture where employees can act independently, develop a diverse workforce that grows together with customers and society	• Promotion of group-wide initiatives to transform the corporate culture • Development of employees capable of resolving social issues through strategic employee rotation and investment in talent • Creation of a supportive working environment and an even more inclusive organization that supports the active participation of diverse personnel
Governance Implement strong corporate governance and stable operational management to benefit customers and society	• Strengthening of our operational resilience (crisis response during normal times) • Further strengthening and expansion of cybersecurity measures and AML/CFT systems • Strengthening of global governance

For information on the risks and opportunities faced by Mizuho related to materiality, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2026.

The following is an overview of initiatives to address climate change, which fall under the materiality category of "Environment & society," and initiatives for human capital, which fall under the materiality category of "Personnel."

Climate change

In our Environmental Policy and Mizuho's Approach to Achieving Net Zero by 2050, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon society, and we have been implementing such initiatives on a group-wide basis. In order to achieve a decarbonized society by 2050, based on the Net Zero Transition Plan, formulated from three perspectives, i.e., capturing business opportunities, enhancing risk management and facilitating the transition in the real economy, Mizuho will promote a more integrated and effective response to climate change and contribute to the realization of a low-carbon society by 2050 and the building of a society resilient to climate change.

(Overview of Net Zero Transition Plan)

Foundations	Policy				Aims and actions	
	Environmental Policy (climate-related initiatives)				Mizuho's Approach to Achieving Net Zero by 2050	

Governance	Climate-related governance structure for the Transition Plan
	[Supervision] The Board of Directors supervises the details of the Transition Plan and its progress in the execution line.
	[Accountability] The business execution lines have responsibility and authority for the details and execution of the Transition Plan, and regularly report the plan details and progress to the Board of Directors.
	[Transparency] The details and progress of the Transition Plan are regularly disclosed and reported to external stakeholders.

Strategy	Identification of priorities				
	[Materiality] Set as environment / society	[Top risks] Set as increasing severity of climate change impacts	[Scenario analyses] Recognized the importance of corporate responses to transition risks and engagement	[Key sectors] Identified key sectors for the net zero transition	[Next-generation technology] Identified next-generation technology related to key sectors
	Capturing business opportunities			Risk management	
	Support a transition and structural transformation through financial and non-financial solutions - Supply of transition financing, creation of new businesses, etc.			Continual enhancements to risk management structures and policies - Risk management in the transition promotion framework and implementation and continuous review of the ES policy	
	Strengthen engagement			Capability building	
	Client engagement	Representing opinions for rule-making		Strengthen SX talent and in-house penetration	

Metrics and Targets	Capturing business opportunities		Risk management	
	Sustainable finance / environment and climate-related finance targets		Outstanding credit balance of coal-fired power plants	Exposure to high transition risk areas
	Engagement		Capability building	
	Clients' transition stage		SX talent development status	
	GHG emission reductions			
	Reduction targets for our own GHG emissions (Scope 1 and 2)		Reduction targets associated with financing and investments (Scope 3)	

(Recognition of opportunities and risks related to climate change)
・ We see client's investment in technological and business model development

that leads to decarbonization as a business opportunity for us. With clients' engagement (constructive dialogue) as a starting point, we will support our clients' transition to a low-carbon society and their response to climate change.

・ As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts in individual risk categories.

- Transition risks: Credit and other risks arising from the deterioration in clients' business performance associated with more stringent carbon taxes, fuel efficiency regulations or other policies, or with delays in shifting to decarbonization and other environmental technologies, among other factors.

- Physical risks: Credit and other risks associated with reduced client revenue, among others, due to business stagnation or labor force reductions resulting from temperature increases or increased severity of natural disasters.

(Scenario analysis)

・ We conduct scenario analysis of transition and physical risks (acute and chronic risks) in order to ascertain the future impact of climate change on the group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of our strategy in anticipation of various future climate change-related circumstances.

For more information on our strategies for climate change, please see our report on sustainability, which is scheduled to be disclosed in July 2026.

Human capital

We regard human capital as the source of value creation, and seek to establish a foundation for the continuous enhancement and enrichment of our human capital through our "CANADE" initiative. By instituting strategic HR and emphasizing employee narratives, we are achieving flexible HR management aligned with our business strategies. Simultaneously, we are advancing initiatives that empower our employees to embrace their authentic selves, take ownership of their careers, and drive personal growth. Specifically, we aim to ensure that each and every employee can perform to their best in their own way and grow together with the company by implementing the following initiatives.

For more information on our initiatives, please see the Integrated Report (Annual Review) and our report on sustainability, which are scheduled to be disclosed in July 2026.

(Details of human resource and organizational management initiatives)

(a) Strategic HR

Within our in-house "company" system, we aim to achieve flexible allocation of personnel across entity boundaries, and encourage the development of personnel who will lead our business in the future. To this end, we are enabling individual business divisions to take the lead in their HR management as well as promoting planned talent acquisition and development in alignment with our business strategies and cultivating executive leaders across diverse business areas.

(b) Employee narratives

To ensure that all employees can be their full selves, find fulfillment in their growth, and feel a sense of purpose in working at Mizuho, we are investing in learning and providing opportunities for growth through our Career Development Management initiative. We are also aiming to create inclusive organizations and environments enabling employees to work healthily and safely.

(c) Corporate Culture Transformation

Corporate culture is a key building block of "CANADE" in instituting strategic HR while emphasizing employee narratives. Our personnel are the creators of our corporate value, but they can only maximize their abilities and talents in the context of a positive corporate culture. We are focusing on internal communication and brand communication to achieve an internal culture in which all executives and employees identify personally with our corporate identity, think and act on their own to embody that identity, and act in unity to provide value to our customers, the economy and society.

Initiatives taken by in-house companies/units and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.



Customers
Retail & Business Banking Company
Corporate & Investment Banking Company
Global Corporate & Investment Banking Company
Global Markets Company
Asset Management Company
Global Transaction Banking Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Individual customers
SMEs
Medium-sized enterprises
Large corporations
Financial institutions
Public-sector entities
Japanese companies operating overseas
Non-Japanese companies
Investors
Investors

(As of April 1, 2026)

The following section takes a closer look at the initiatives of each in-house company/unit in the fiscal year 2025 (developments and results of operations) and key strategies (issues to address).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of the individual customer, SME and medium-sized enterprise customer segments, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing high-convenience financial and non-financial services by leveraging advanced technologies, forming alliances with other companies and using other methods.

Initiatives in FY2025 (developments and results of operations)

For individual customers, in light of the increased need for asset management against the backdrop of environmental changes, such as inflation and rising yen interest rates, we provided comprehensive financial services by taking advantage of the respective strengths and characteristics of the group's banking, trust banking and securities functions in order to enhance comprehensive asset consulting as a united group. For corporate clients, we also endeavored to provide solutions as a united group by strengthening our responsiveness to our clients' needs, which are becoming more diversified, aiming to support their sustainable growth in view of changes in social and economic environments. With respect to alliances aimed at expanding our business domains, we have made UPSIDER Holdings, Inc. a consolidated subsidiary, primarily to enhance marketing and products for mass corporations.

In addition, in order to build and sustainably strengthen a stable business operational structure, we continued our endeavors, such as transforming corporate culture, utilizing opinions and feedback from customers and frontline employees, and conducting inspections to prevent the recurrence of system failures and to prevent such failures before they occur.

Key strategies (issues to be addressed)

We will continue to build and sustainably strengthen a stable business operational structure, and accelerate business growth through the efficient allocation of corporate resources in order to strengthen our ability to provide solutions to our customers' issues.

Specifically, for individual customers, in order to demonstrate our comprehensive asset consulting capabilities as a united group, we seek to fully utilize the respective strengths of the Group's banking, trust banking and securities functions, reinforce each relevant member's capabilities and increase productivity with the utilization of AI and other technologies, while endeavoring to improve customer experience and support the doubling of asset-based income. For corporate clients, we will contribute to the continuous growth of companies and their owners and endeavor to enhance the competitiveness of Japanese companies by reaffirming our core financial intermediary functions (loans, deposits and settlement), which are the fundamental values of a financial institution, while leveraging synergies across the group's banking, trust banking and securities businesses and integrating our client services for individual and corporate customers.

Moreover, by improving the convenience of digital, remote and physical channels, respectively, and by providing new value through open cooperation with alliance partners such as Rakuten Group, we will aim to sustainably expand our customer base.

Corporate & Investment Banking Company

The Corporate & Investment Banking Company, as the in-house company in charge of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients' needs for financial and non-financial products and services through investment banking product functions, such as M&A and real estate-related businesses.

Initiatives in FY2025 (developments and results of operations)
Due to the changes in the capital markets, such as reform by the Tokyo Stock Exchange and the rise of activist investors, coupled with the increasing uncertainty of markets in and outside Japan following the destabilization of the international situation, various structural transformations are accelerating in both society and the economy. In response to our clients' needs due to various issues, we provided solutions that will contribute to strengthening the competitiveness of our corporate clients through a sales framework by sector on a group-wide basis by integrating our in-depth industry knowledge and product expertise. In addition to our response to the capital needs of our clients, we also functioned as an intermediary and a consultant in transactions

that included M&A and real estate. Additionally, we actively participated in sharing business risks with our clients through the provision of mezzanine financing and equity.

Key strategies (issues to be addressed)

The environment surrounding our clients is changing rapidly and abruptly due to factors such as changes in capital markets and materializing geopolitical risks. Under such circumstances, we will harness the strengths of the group's banking, trust banking and securities functions to further reinforce our ability to provide solutions that leverage our industry and product expertise, including in investment banks, aiming to accurately respond to client needs that have become increasingly diversified and complex. Through such efforts, we will thoroughly drive the increased competitiveness of Japanese companies and contribute to the development of Japanese industry and the economy.

Global Corporate & Investment Banking Company

The Global Corporate & Investment Banking Company, as the in-house company in charge of client segments that include both Japanese companies operating outside Japan and non-Japanese companies, aims to demonstrate our financial functions of supporting industry changes and business structural transformation by deeply understanding our clients' businesses and providing solutions as a united group through collaboration between the group's banking and securities functions.

Initiatives in FY2025 (developments and results of operations)

As uncertainties surrounding the overseas business increase, such as intensifying geopolitical risks and changes in the diplomatic and trade policies of countries, we provided support from a financial standpoint to our clients with respect to the review of their business strategies and rebuilding of their supply chains. We responded to the wide range of our client needs by expanding the capital markets business and transaction banking through in-depth CIB (Corporate & Investment Banking) strategies for each region and by operating them as a globally united group.

Through engagements that leverage our sectoral knowledge, we supported our clients' efforts for transition and decarbonization, and provided sustainable financing and advisory services.

In addition, we are also working to enhance our corporate functions to support our expanding overseas business.

Key strategies (issues to be addressed)
In addition to strengthening the CIB business base which we fostered in each region, we will accelerate our operations as a globally united group and further enhance our ability to provide solutions to support our clients from a financial standpoint and contribute to the resolution of social issues.

We will realize sustainable growth by further optimizing our business portfolios and strengthening our risk management.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients' risk hedging and asset management needs, and also conducts ALM and investment business, including capital raising and portfolio management. We aim to provide solution products that leverage our market expertise and that only we can provide through collaboration between the group's banking, trust banking and securities functions, and the CIB (Corporate & Investment Banking) approach.

Initiatives in FY2025 (developments and results of operations)
Regarding our sales and trading services, we generated profits by promoting substantially integrated management of banking and securities operations in and outside Japan, strengthening our solution-based approach and diversifying our product lines to meet the needs of our clients, and by capturing market flows accurately.

In our ALM and investment business, we steadily built earnings in light of rising interest rates, while continuing to prioritize risk-averse portfolio management. We also endeavored to support our clients' global businesses through stable and efficient foreign currency capital raising and promoted sustainability through the issuance of green bonds overseas and other means.

Key strategies (issues to be addressed)
Regarding our sales and trading services, we will work to further raise our presence by further deepening substantially integrated management of banking and securities operations in each region, tailored to the

characteristics of each region, continuing to enhance our capacity to provide solutions, and enhancing our trading capacity through global collaboration in sales and trading services and the use of DX.

With respect to our ALM and investment business, given the potential for changes in domestic and foreign monetary policy, as well as rising geopolitical tensions, we will realize stable earnings through agile and flexible risk controls based on predictive management and close market analyses. We will positively contribute to the group's overall business by deepening global ALM management and through stable and efficient foreign currency capital raising.

In addition, we will work to promote sustainability and DX in the areas of sales and trading services, ALM and investment.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through collaboration among the group's banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2025 (developments and results of operations)

For retail customers, we endeavored to provide solutions tailored to a wide variety of needs, including the launch of new funds, such as domestic and foreign stock funds that cater to a wide range of investors and publicly-offered private credit funds for high-net-worth individuals, in order to respond to the increasing need for asset management as Japan moves toward becoming a leading asset management center.

We provided our institutional investor clients with analysis of and advice on each portfolio from the perspective of both assets and liabilities, and provided our clients such as pension funds with various forms of support, such as preparing consulting proposals regarding pension plans and investments. In addition, we launched OCIO services with the aim to solve a wide range of asset management issues, including those related to optimization of asset management, shortage of experts, and enhancement of risk management.

Key strategies (issues to be addressed)

We will support medium- to long-term asset formation for our customers and contribute to making Japan a leading asset management center by enhancing our investment capabilities in and outside Japan through expansion of human resources in key areas and inorganic strategies, and by expanding product lines and solutions to respond to our customers' needs.

In addition, for corporate clients, we will support their human capital management by undertaking defined benefit pension, defined contribution pension, employee stock ownership plan and board benefit trust business and support asset formation for their employees, such as by hosting financial and economic education courses.

Furthermore, we will work to enhance the basis for business that is essential for sustainable growth, such as development of new products for retail and institutional investors, strengthening of specialist personnel with expertise in asset management business and promotion of business that integrates asset management and asset custody.

Global Transaction Banking Unit

As the unit in charge of providing solution services in the transaction banking area to customers in a wide range of segments, the Global Transaction Banking Unit aims to respond to our customers' needs, which are becoming sophisticated and diverse, by drawing on our high level of expertise regarding the products in each area, including domestic and foreign payments, cash management and securities management.

Initiatives in FY2025 (developments and results of operations)

Amid changes in the social situation and global economy, such as stricter legal regulations in various countries in response to intensifying geopolitical risks, yen interest rate hikes and other related movements, we continued to provide a diverse range of solutions by drawing on our high level of expertise with a full understanding of our customers' needs, such as changes to supply chains and sophistication of cash management. Further, we endeavored to ensure stable business operations by steadily working on large-scale IT system upgrades and regulatory compliance, which will constitute the foundation of our business, as well as by working continuously on the enhancement of our business continuity plan (BCP).

Key strategies (issues to be addressed)

We will continue to capture, in a timely manner, the movement toward shifting business structures, such as changes to supply chains and production systems, central bank interest rates and other monetary policy developments in various countries and other changes and respond flexibly to diversifying customer needs. We will also contribute to the growth of the group together with our customers by striving to provide solutions that will help our customers solve their issues while closely collaborating with our offices in and outside Japan.

In addition, as providing stable settlement operations and maintaining and strengthening our infrastructure platforms are responsibilities of financial institutions, we will place the highest priority on doing so. Further, we will work to create next-generation businesses and new businesses, while taking into account societal trends, such as the emergence of new technologies and infrastructures in the settlement field.

Research & Consulting Unit

As the unit in charge of research functions that provide deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover support of customers in solving social issues, such as environmental and energy issues, and formulation of management, human resources and business strategies, the Research & Consulting Unit closely collaborates with each in-house company to expand value creation for our customers and society in a unified group manner.

Initiatives in FY2025 (developments and results of operations)

By offering, both inside and outside the company, thorough and in-depth research with respect to the areas that are attracting increasing attention from our customers and society, including structural shifts in the international order, materializing geopolitical risks, an era defined by positive interest rates, the medium- to long-term goals of major Japanese industries, innovative technologies that are one step ahead of the curve and new themes that transcend industry boundaries, we contributed to strengthening our competitiveness as well as to enhancing our presence. In addition, primarily in the area of sustainability, we contributed to solutions for customer issues by drawing on the high level of expertise within the unit, and further strengthened collaboration crossing organizational barriers inside and outside the unit, in order to make efforts to expand value creation in a unified group manner.

Key strategies (issues to be addressed)

The momentum towards strengthening the competitiveness of Japan and Japanese industry is on the rise, while economic and social uncertainty is growing further. In this environment, we will strengthen our efforts to ensure that we attract and train highly specialized talent and refine added value that can only be created by humans, such as making proposals and providing hands-on support to drive societal and customer changes by utilizing AI to the fullest while capitalizing on our insights and conceptual strengths based on first-hand information.

Furthermore, by leveraging the integration of Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd., which was completed on April 1, 2026, we will work to further deepen group-wide integration, and we will also collaborate with parties outside the Group and differentiate ourselves by setting our sights one step ahead and make every effort to further expand value creation for customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

(JPY million)

	FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)	FY2024 (For the fiscal year ended March 31, 2025)	FY2025 (For the fiscal year ended March 31, 2026)
Ordinary Income	5,778,772	8,744,458	9,030,374	9,085,438
Ordinary Profits	789,606	914,047	1,168,141	1,573,159
Profit Attributable to Owners of Parent	555,527	678,993	885,433	1,248,632
Comprehensive Income	277,666	1,345,039	618,184	1,651,210
Total Net Assets	9,208,463	10,312,135	10,523,753	11,403,890
Total Assets	254,258,203	278,672,151	283,320,404	302,240,042

Note: Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

(JPY million)

			FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)	FY2024 (For the fiscal year ended March 31, 2025)	FY2025 (For the fiscal year ended March 31, 2026)
Operating Income			316,331	611,442	594,409	628,233
	Cash Dividends Received		271,955	559,313	537,501	569,896
		Cash Dividends Received from Banking Subsidiaries and Affiliates	209,256	547,510	527,051	538,118
		Cash Dividends Received from Other Subsidiaries and Affiliates	62,698	11,803	10,450	31,777
Profit			265,641	552,987	532,820	563,075
Earnings per Share of Common Stock			(JPY) 104.77	(JPY) 218.08	(JPY) 210.66	(JPY) 226.70
Total Assets			15,323,184	16,290,423	16,731,431	18,406,168
	Investments in Banking Subsidiaries and Affiliates		5,325,312	5,325,312	5,325,312	5,325,312
	Investments in Other Subsidiaries and Affiliates		503,142	594,342	658,742	709,629

Notes:

1. Fractions are rounded down.

2. Earnings per Share of Common Stock was computed based on the following formula:

$$\text{Earnings per Share of Common Stock} = \frac{\text{Profit as reported in the statement of income}}{\text{Average number of shares of common stock issued} - \text{Average number of shares of treasury common stock}}$$

(3) Employees

		Number of employees
March 31, 2026	Mizuho Bank, Ltd. (consolidated)	33,175
	Mizuho Trust & Banking Co., Ltd. (consolidated)	3,913
	Mizuho Securities Co., Ltd. (consolidated)	8,541
	Other	6,798
	Total	52,427

Notes:
1. The number of employees refers to the number of persons employed by Mizuho Financial Group and its consolidated subsidiaries.
2. The number of employees includes locally hired staff outside Japan and does not include contract employees and temporary employees.
3. The number of employees of Mizuho Financial Group is included in "Other."

Reference:

The following sets forth information regarding the employees of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, as well as Mizuho Financial Group (collectively, the "Four Companies"):

	March 31, 2026
Number of employees	35,657
Average age	40 years, 9months
Average years of employment	16 years, 1months
Average monthly salary	JPY 564,000

Notes:
1. The number of employees is the number of persons employed by the Four Companies.
2. The number of employees is the aggregate of employees of the Four Companies. The average age, average years of employment and average monthly salary are the collective averages for the Four Companies.
3. The number of employees does not include contract employees and temporary employees.
4. The calculations of average age, average years of employment and average monthly salary do not take into account seconded employees, locally hired staff outside Japan, and employees assigned to overseas posts.. Fractions are rounded down.
5. The average monthly salary is the average salary for the month of March, pre-tax, and does not include bonuses.

(4) Principal offices

a. Banking business
   Mizuho Bank

Region	Number of offices March 31, 2026	Principal offices
Kanto, Koshinetsu	390	Head Office and other offices
Hokkaido, Tohoku	16	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	86	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	15	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu, Okinawa	14	Fukuoka Branch and other offices
Japan total	521	
The Americas	12	New York Branch and other offices
Europe and the Middle East	4	London Branch and other offices
Asia and Oceania	23	Hong Kong Branch, Singapore Branch and other offices
Outside Japan total	39	
Total	560	

Notes:
1. Offices include sub-branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.
2. In addition to the above, 254 banking agency offices, 59,777 non-branch ATMs and 6 representative offices outside Japan were in operation as of March 31, 2026.

Mizuho Trust & Banking

Region	Number of offices March 31, 2026	Principal offices
Kanto, Koshinetsu	23	Head Office, Yokohama Branch and other offices
Hokkaido, Tohoku	2	Sapporo Branch and Sendai Branch
Hokuriku, Tokai, Kinki	7	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	3	Hiroshima Branch, Okayama Branch and other offices
Kyushu	3	Fukuoka Branch and other offices
Total	38	

Notes:
1. Offices include 2 sub-branches (including Trust Lounges, Mizuho Trust & Banking's offices that specialize in consultation and are mainly located within the same buildings as Mizuho Bank branches).
2. In addition to the above, 60 trust agencies were in operation as of March 31, 2026.

b. Securities business
Mizuho Securities

Region	Number of offices March 31, 2026	Principal offices
Kanto, Koshinetsu	41	Head Office, Shinjuku Branch and other offices
Hokkaido, Tohoku	3	Sapporo Branch, Tohoku Branch and other offices
Hokuriku, Tokai, Kinki	28	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	6	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu	6	Fukuoka Branch, Kumamoto Branch and other offices
Total	84	

Notes:
1. In addition to the above, 2 representative offices outside Japan were in operation as of March 31, 2026.
2. In addition to the above, 127 Planet Booths were in operation in the lobbies of Mizuho Bank branches for securities investment consultations as of March 31, 2026.

c. Other business
Mizuho Research & Technologies, Ltd.; Head Office and other offices
Asset Management One Co., Ltd.; Head Office
Mizuho Innovation Frontier Co., Ltd. ; Head Office

Notes:
Mizuho Bank, Ltd. absorbed Mizuho Research & Technologies, Ltd. by merger on April 1, 2026.

Reference:

In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted for the offices stated in a. and b. above. The details are as follows:

Joint branches (Japan)	Number of branches
	March 31, 2026
Joint branches offering banking, trust banking and securities services	25
Joint branches offering banking and securities services	166
Joint branches offering banking and trust banking services	0
Joint branches offering trust banking and securities services	1
Total	192

Note:
Mizuho Securities joint branches include Planet Booths, in addition to its offices.

(5) Capital investment (consolidated basis)

a. Total amount of capital investment

(JPY million)

	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	88,664	990	4,433	10,325

Notes:

1. Fractions are rounded down.
2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in "Other" above.

b. New establishment of important facilities

(JPY million)

Company name	Details	Amount
Mizuho Bank, Ltd.	New establishment of MIZUHO NAKAMEGURO SQUARE	26,045

Note: Fractions are rounded down.

(6) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065	100.00	500,004
Mizuho Trust & Banking Co., Ltd.	Chiyoda-ku, Tokyo	Trust banking, banking	247,369	100.00	38,054
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167	100.00	20,001
Mizuho Research & Technologies, Ltd.	Chiyoda-ku, Tokyo	Information technology, think tank and consulting	1,627	100.00	N/A
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management; investment advisory and agency services	2,000	51.00	8,008
Mizuho Innovation Frontier Co., Ltd.	Chiyoda-ku, Tokyo	Investment	490	100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	660,822 (USD 4,131 million)	100.00 (100.00)	N/A
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000	27.00	60
MI Digital Services Co., Ltd.	Chuo-ku, Tokyo	IT system administration and management	20	35.00	243
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	46,925	23.61 (0.49)	3,263
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,079	48.89 (48.89)	N/A
Rakuten Securities, Inc.	Minato-ku, Tokyo	Securities	19,495	49.00 (49.00)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281	100.00 (100.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate brokerage	1,500	95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000	100.00 (100.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902	65.00 (65.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500	100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chiyoda-ku, Tokyo	Holding company	100	100.00 (100.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	100	49.00 (49.00)	N/A
PayPay Securities Corporation	Shinjuku-ku, Tokyo	Securities	100	24.75 (24.75)	N/A
Upsider Holdings, Inc.	Minato-ku, Tokyo	Holding company	95	76.90 (76.90)	N/A
Mizuho Group Services, Ltd.	Koto-ku, Tokyo	Subcontracted operations	90	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	897,350 (EUR 4,891 million)	100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	509,696 (VND 83,556,750 million)	15.00 (15.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	219,640 (CNY 9,500 million)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	188,264 (USD 1,177 million)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	170,952 (GBP 809 million)	100.00 (100.00)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	73,867 (HKD 3,620 million)	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	69,414 (IDR 7,384,574 million)	98.99 (98.99)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	68,651 (USD 429 million)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	24,437 (BRL 802 million)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	15,748 (USD 98 million)	100.00 (100.00)	N/A

Notes:
1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.
2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.
3. The "Percentage of voting rights held by Mizuho Financial Group" is rounded down to the nearest second decimal place.
4. Figures in parentheses ( ) in the "Percentage of voting rights held by Mizuho Financial Group" column are those of voting rights held indirectly.
5. Mizuho Business Service Co., Ltd. changed its trade name to Mizuho Group Services, Ltd. on April 1, 2025.
6. Mizuho Research & Technologies, Ltd. merged with Mizuho Bank, Ltd. on April 1, 2026, whereby Mizuho Research & Technologies, Ltd. was dissolved.
7. Upsider Holdings, Inc. is newly included in "Principal subsidiaries".
8. Mizuho Securities Europe GmbH, which had previously been listed as "Principal subsidiaries", merged with Mizuho Bank Europe N.V. on April 5, 2025, whereby Mizuho Securities Europe GmbH was dissolved.
9. Defined Contribution Plan Services Co., Ltd., which had previously been listed as "Principal subsidiaries", merged with Mizuho Bank, Ltd. on July 1, 2025, whereby Defined Contribution Plan Services Co., Ltd. was dissolved.
10. Mizuho Trust & Banking (Luxembourg) S.A., which had previously been listed as "Principal subsidiaries", was excluded from "Principal subsidiaries" on October 1, 2025, as Mizuho Trust & Banking Co., Ltd. sold the shares it had held.

Outline of material business alliances

There are no matters to report.

(7) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors	
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	815,000	N/A	N/A
Total	815,000	N/A	N/A

(8) Business transfer, etc.

On April 5, 2025, Mizuho Bank Europe N.V., a local subsidiary of Mizuho Bank, Ltd. in Amsterdam, Netherlands, as the surviving company, merged with Mizuho Securities Europe GmbH, a local subsidiary of Mizuho Securities Co., Ltd. in Frankfurt, Germany. Mizuho Bank Europe N.V. transitioned to a universal bank model, which integrates its banking and securities businesses on April 7, 2025, and will be better able to provide comprehensive financial services and meet its valued clients' expectations.

On July 1, 2025, Mizuho Bank, Ltd., as the surviving company, merged with Defined Contribution Plan Services Co., Ltd. To enhance services in the defined contribution pension field, which is expected to expand further, Mizuho Bank will strengthen the operational structure of its online services and call centers and improve management efficiency by consolidating its administrative departments.

On September 19, 2025, Mizuho Bank, Ltd. acquired the shares of Upsider Holdings, Inc., making Upsider a consolidated subsidiary of Mizuho Bank. Mizuho Financial Group and Upsider have affirmed their shared commitment to further accelerate solutions and growth support for Japanese companies by bringing together their technical capabilities, knowledge, client bases, and networks. Under this commitment, the two companies will further enhance their common initiatives in the areas of integrated services and solutions, new credit models based on AI-human synergy, and open ecosystems.

On October 1, 2025, Mizuho Securities Co., Ltd. received approval from the China Securities Regulatory Commission (CSRC) to establish a wholly owned securities company in China. Mizuho Securities will prepare for the start of operations of Mizuho Securities (China) Co., Ltd. to contribute to the further development of the Chinese capital markets and provide even stronger support for its clients' China- and renminbi-related business.

On October 2, 2025, Mizuho Financial Group announced that it had completed the transfer procedures for the group's global custody and related businesses outside Japan with State Street Corporation.

On December 17, 2025, Mizuho Securities Co., Ltd. entered into an agreement with the majority shareholder of Avendus Capital Private Limited to acquire over 60% of the shares of Avendus, subject to regulatory approvals. After completion of the acquisition, Avendus will become a consolidated subsidiary of Mizuho Securities. By combining Mizuho Financial Group's global expertise with Avendus' deep knowledge of the Indian market, Mizuho will continue to innovate together with clients as a trusted partner in their corporate business strategies.

On April 1, 2026, Mizuho Bank, Ltd. and Mizuho Research & Technologies, Ltd. completed their planned merger and business integration, with Mizuho Bank as the surviving company. The merger brings together personnel with a diverse range of expertise—from banking functions to research, consulting, IT, and technological development—under Mizuho Bank. With these personnel working alongside and inspiring one another, Mizuho Bank will extend its strengths, fold in new capabilities, and better take on the ever more complex and sophisticated challenges and needs of customers and society. This will further reinforce its corporate foundations in line with Mizuho's Purpose to "Proactively innovate together with our clients for a prosperous and sustainable future.

2. Matters regarding directors and corporate executives

(1) Directors and corporate executives

Shown below are directors and corporate executives as of March 31, 2026:

Directors

Name	Title and assignment	Major concurrent office
Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Chairperson of the Nominating Committee Member of the Human Resources Review Meeting	Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.
Takashi Tsukioka	Member of the Board of Directors (outside director) Chairperson of the Board of Directors Member of the Nominating Committee Member of the Human Resources Review Meeting	Honorary Advisor of Idemitsu Kosan Co., Ltd. Outside Director of Mitsui-Soko Holdings Co., Ltd.
Kotaro Ohno	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the Audit Committee Member of the Human Resources Review Meeting	Advisor of Atsumi & Sakai

Name	Title and assignment	Major concurrent office
Hiromichi Shinohara	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Outside Director of Yamaha Corporation Executive Advisor of NTT, Inc.
Yumiko Noda	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Risk Committee	Chairman and Director of Veolia Japan GK Outside Director of East Japan Railway Company Outside Director of Sumitomo Chemical Company, Limited
Takakazu Uchida	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the Compensation Committee Member of the Audit Committee Member of the Human Resources Review Meeting	Outside Director of Tokyo Electric Power Company Holdings, Inc.

Name	Title and assignment	Major concurrent office
Masahiko Tezuka	Member of the Board of Directors (outside director) Member of the Audit Committee Member of the IT / Digital Transformation Committee	Outside Audit & Supervisory Board Member of Idemitsu Kosan Co., Ltd.
Yuki Ikuno	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Risk Committee	
Seiji Imai	Member of the Board of Directors, Chairperson (*Kaicho*)	
Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairperson of the Risk Committee Member of the IT / Digital Transformation Committee	
Masahiro Kihara	Member of the Board of Directors Chairperson of the Human Resources Review Meeting	Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Hidekatsu Take	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Mitsuhiro Kanazawa	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Takefumi Yonezawa	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Notes:

1. Chairperson (Kaicho) Imai is engaged in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the chair of the Board, independent director Takashi Tsukioka.

2. Mr. Masahiko Tezuka, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group; and Mr. Takakazu Uchida, who served as CFO and other roles at a global company and a member of the Audit Committee of Mizuho Financial Group, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers. Mr. Hisaaki Hirama, who served as General Manager of the Accounting Department of both Mizuho Financial Group and Mizuho Bank, Ltd., and as a member of the Audit Committee of Mizuho Financial Group, has considerable expert knowledge concerning finance and accounting gained through his experience and career.

3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.

4. Mr. Kotaro Ohno retired as Outside Audit & Supervisory Board Member of Komatsu Ltd. in June 2025.

5. Mr. Takakazu Uchida was appointed as Outside Director of Tokyo Electric Power Company Holdings, Inc. in June 2025.

6. Ms. Yuki Ikuno retired as Outside Director of Nisshinbo Holdings Inc. in March 2026.

7. Messrs. Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Takakazu Uchida and Masahiko Tezuka, and Mses. Yumiko Noda and Yuki Ikuno, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are designated as "independent directors" pursuant to the regulations of the Tokyo Stock Exchange, Inc., and have been notified to the Tokyo Stock Exchange, Inc.

8. Mizuho Research & Technologies, Ltd. was integrated with Mizuho Bank, Ltd. on April 1, 2026.

Directors who retired in the fiscal year 2025

Name	Title and assignment (Note)	Other
Ryoji Sato	Member of the Board of Directors	Retired on June 24, 2025
Izumi Kobayashi	Member of the Board of Directors	Retired on June 24, 2025

Note: The titles and assignments are as of the date of their retirement.

Corporate Executives

Name	Title and assignment	Major concurrent office
Masahiro Kihara*	President & Group CEO (Representative Corporate Executive)	Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Hidekatsu Take*	Deputy President & Corporate Executive (Representative Corporate Executive) Head of Global Corporate & Investment Banking Company Head of Global Transaction Banking Unit In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.
Kazutoshi Isogai	Senior Managing Corporate Executive Co-Head of Retail & Business Banking Company	Managing Executive Officer of Mizuho Bank, Ltd.
Masayuki Sugawara	Senior Managing Corporate Executive Head of Corporate & Investment Banking Company	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd.
Noriyuki Sato	Senior Managing Corporate Executive Head of Asset Management Company In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Tatsuya Kurosawa	Senior Managing Corporate Executive Group CGO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Takefumi Yonezawa*	Senior Managing Corporate Executive Group CFO General Manager of International Accounting Standards Project Team	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Shiro Shiraishi	Senior Managing Corporate Executive Group CRO	Executive Managing Director of Mizuho Bank, Ltd.
Makoto Hitomi	Senior Managing Corporate Executive Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Mitsuhiro Kanazawa*	Senior Managing Corporate Executive Group CIO	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Minako Nakamoto	Senior Managing Corporate Executive Group CCO	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Hisashi Kikuchi	Senior Managing Corporate Executive Group CAE	Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd. Audit & Supervisory Board Member of Mizuho Research & Technologies, Ltd.
Naoshi Inomata	Senior Managing Corporate Executive Group CSO	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors, Deputy President of Mizuho Trust & Banking Co., Ltd.
Nobuhiro Kaminoyama	Senior Managing Corporate Executive Group CDO In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Natsumi Akita	Senior Managing Corporate Executive Group CCuO Group CBO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Note:
   Corporate executives marked with asterisks (*)serve concurrently as directors.

Corporate executives who resigned in the fiscal year 2025

Name	Title and assignment (Note)	Other
Kenya Koshimizu**	Senior Executive Officer Co-Head of Global Markets Company	Resigned on April 1, 2025
Daishi Sasaki**	Senior Executive Officer Co-Head of Global Markets Company	Resigned on April 1, 2025
Tsutomu Yamamoto**	Senior Executive Officer Head of Global Transaction Banking Unit	Resigned on April 1, 2025
Yasuhiko Ushikubo**	Senior Executive Officer Head of Research & Consulting Unit Group CSuO	Resigned on April 1, 2025
Shinichiro Hihara**	Senior Executive Officer Group Co-CIO	Resigned on April 1, 2025
Hideki Tsujimori**	Senior Executive Officer Group CPrO	Resigned on April 1, 2025
Makoto Matsubara	Senior Executive Officer Group CCO	Resigned on April 1, 2025

Notes:
The titles and assignments are as of the date of their resignation.
Corporate executives marked with two asterisks (**) were appointed as Senior Managing Executive Officers on April 1, 2025.

Reference:
Shown below are Corporate Executives (i.e., executive officers as defined in the Companies Act) as of April 1, 2026:

Corporate Executives

Name	Title and assignment
Masahiro Kihara	President & Group CEO (Representative Corporate Executive)
Reason for appointment as a corporate executive: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989. He has served as President & Group CEO since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Masayuki Sugawara	Deputy President & Corporate Executive (Representative Corporate Executive) Head of Domestic Wholesale Business Head of Corporate & Investment Banking Company

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in business promotion, international business and other matters as a member of the group since 1988.

He has served as Head of Corporate & Investment Banking Company since the fiscal year 2023 and, in addition, Head of Domestic Wholesale Business since the fiscal year 2026, after having served in positions such as General Manager and CEO for East Asia of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities of large corporations, including those overseas, as well as the risks and opportunities thereof. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him a corporate executive based on the role delegated to him as Assistant to Head of Business Execution, Head of Domestic Wholesale Business and Head of Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Deputy President & Corporate Executive Head of Domestic Retail Business Co-Head of Retail & Business Banking Company

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990.

He has served in his current position since the fiscal year 2026, after having served in positions such as Project Manager of U.S. Platform Intensive Enhancement Project Team, General Manager of Asia & Oceania Department of Mizuho Bank, Ltd., Head of Strategic Planning and Group CSO. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, management of corporate resources and management of various risks and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Assistant to Head of Business Execution, Head of Domestic Retail Business and Co-Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shuji Matsuura	Senior Managing Corporate Executive Head of Global Corporate & Investment Banking Company

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning,—large corporate banking coverage, investment banking, overseas business operations and other matters as a member of the group since 1991.

He has served in his current position since the fiscal year 2026, after having served in positions such as Head of Global Strategy Department of Mizuho Securities Co., Ltd., General Manager of Corporate Banking Department No.9 of Mizuho Bank, Ltd., Joint Head of Global Investment Banking Division of Mizuho Securities Co., Ltd. and CEO for the Americas of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, expertise in investment banking products and insight into broader social trends affecting the group's business, including economic and financial trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Head of Global Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Takefumi Yonezawa	Senior Managing Corporate Executive Head of Research & Consulting Unit Group CSuO In Charge of Specially Assigned Matters

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.

He has served in his current position since the fiscal year 2026, after having served in positions such as General Manager of Financial Planning Department, Deputy Head of Financial Control & Accounting Group and Group CFO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies and financial strategies that take into account economic, social and industry trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Head of Research & Consulting Unit and Group CSuO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Tatsuya Kurosawa	Senior Managing Corporate Executive Group CGO

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business, large corporate business and other matters as a member of the group since 1994.

He has served in his current position since the fiscal year 2025, after having served in positions such as General Manager of Strategic Investment Department of Mizuho Bank, Ltd., General Manager of Global Products Coordination Department of Mizuho Financial Group and General Manager of Sogo Shosha, Realty & Financial Sponsor Industry Department No. 1 of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, expertise in investment banking products and insight into broader social trends affecting the group's business, including economic and financial trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CGO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Samejima	Senior Managing Corporate Executive Group CFO General Manager of International Accounting Standards Project Team

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business and has abundant business experience domestically and internationally, having been engaged in investment banking business, international business and internal audit as a member of the group since 1994.

He has served in his current position since the fiscal year 2026, after having served in positions such as General Manager of Global Corporate Coordination Department and Deputy Head of Global Corporate & Investment Banking Company of Mizuho Financial Group and Chief Audit Executive (CAE) of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, broad knowledge of planning, internal controls, governance and other matters on a global basis and expert knowledge concerning social trends affecting the group's business, such as global economics, finance and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CFO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shiro Shiraishi	Senior Managing Corporate Executive Group CRO

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, corporate planning, retail business planning and risk management as a member of the group since 1993.

He has served in his current position since the fiscal year 2024, after having served in positions such as General Manager of Business Promotion Office, Global Corporate Coordination Department of Mizuho Bank, Ltd., General Manager of Office of Chairman of Japanese Bankers Association, General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group and Chief Audit Executive (CAE) of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, broad knowledge of risk management and governance, and expert knowledge concerning social trends affecting the group's business, such as global economics, finance and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Minori Komatsu	Senior Managing Corporate Executive Group CHRO

Reason for appointment as a corporate executive:

She has served in her current position since the fiscal year 2026, having been engaged in human resources and other roles as a member of the group since 2024, after having served in core management positions in human resources and sustainability fields at a major Japanese asset management company.

In addition to her strong external network of professionals, she has extensive experience and deep understanding of human resources and sustainability. She also has overall planning and organizational leadership skills backed by a wealth of management experience at the group as well as at other companies.

Mizuho Financial Group has appointed her as a corporate executive based on the role delegated to her as Group CHRO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shinichiro Hihara	Senior Managing Corporate Executive Group CIO

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in ~~sales~~ business promotion, IT, human resources, planning, executive secretarial duties and other matters as a member of the group since 1993.

He has served in his current position since the fiscal year 2026, after having served in positions such as General Manager of Corporate Communications Department and General Manager of Executive Secretariat of Mizuho Financial Group, Chief of IT Sector of Mizuho Research & Technologies, Ltd. and Deputy Group CIO and Group Co-CIO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, IT strategies and system development and operations in Japan and overseas. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CIO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hideki Tsujimori	Senior Managing Corporate Executive Group CPrO

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, ~~large enterprise sales~~ large corporate banking coverage trust banking, administrative process management and other matters as a member of the group since 1993.

He has served as Group CPrO since the fiscal year 2024, after having served in positions such as Head of Office at Corporate Communications Department of Mizuho Financial Group, General Manager of Trust Business Solution Department No.3 of Mizuho Trust & Banking Co., Ltd. and Deputy Group CPrO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business and its administration as well as enhancement of administration utilizing DX and other means, risk management and other matters. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CPrO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Fusae Akamatsu	Senior Managing Corporate Executive Group CCO

Reason for appointment as a corporate executive:

She has served in her current position since the fiscal year 2026, having been engaged in internal audit and other roles domestically and internationally
, as a member of the group since 2024, after having served in positions in auditing as well as managerial positions in compliance departments at a major foreign accounting firm and financial institutions.

She is a Chartered Certified Accountant in the UK, and has expert knowledge of finance and accounting. She also has a deep understanding of internal control and governance through her extensive experience in audit and compliance departments both in Japan and overseas. In addition, she has overall planning and organizational leadership skills backed by a wealth of management experience at the group as well as at other companies.

Mizuho Financial Group has appointed her as a corporate executive based on the role delegated to her as Group CCO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Minako Nakamoto	Senior Managing Corporate Executive Group CAE

Reason for appointment as a corporate executive:

She is well-acquainted with the overall business, and has abundant experience domestically and internationally, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1993.

She has served in her current position since the fiscal year 2026, after having served in positions such as president of a local subsidiary in the U.S., General Manager of Ginza Branch of Mizuho Bank, Ltd., General Manager of Corporate Planning Department of Mizuho Securities Co., Ltd., Group CGO and Group CCO of Mizuho Financial Group. Through her experience in the group, she has a deep understanding of the realities of the group's overall business as well as organizational structure, operations, the group's overall internal control system and other matters. She also has overall planning and leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed her as a corporate executive based on the role delegated to her as Group CAE and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Takeshi Koyama	Senior Managing Corporate Executive Group CSO General Manager of Corporate Strategy Office

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant experience, having been engaged in large corporate banking coverage, overseas business planning and other matters as a member of the group since 1996.

He has served in his current position since the fiscal year 2026, after having served in positions such as Deputy General Manager of Corporate Banking Departments of Mizuho Bank, Ltd. in Japan and overseas and core roles at Strategic Planning Group and General Manager of Corporate Strategy Office of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business, broad insight into management strategies and other matters on a global basis and insight into broader social trends affecting the group's business, including economic and financial trends. He also has overall planning and leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CSO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Nobuhiro Kaminoyama	Senior Managing Corporate Executive Group CDTO In Charge of Specially Assigned Matters

Reason for appointment as a corporate executive:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.

He has served in his current position since the fiscal year 2024, after having served in positions such as General Manager of Corporate Banking Department No.9 of Mizuho Bank, Ltd., General Manager of Corporate Secretariat of Mizuho Financial Group and Group CHRO. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, corporate governance, broad systems, operations, education and employee engagement regarding human capital. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as a corporate executive based on the role delegated to him as Group CDTO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Natsumi Akita	Senior Managing Corporate Executive Group CCuO / Group CBO

Reason for appointment as a corporate executive:

She has served as Group CCuO since the fiscal year 2023 and Group CBO since the fiscal year 2024, having been engaged in human resources and organizational development, transformation of corporate culture, brand strategies and other matters as a member of the group since 2022, after having served in positions such as executive of other financial institutions and entities. Through her management experience at various organizations and significant business experience with respect to marketing and public relations, she has a deep understanding of human resource needs, and also has overall planning and organizational leadership skills backed by a wealth of management experience including experience in other companies.

Mizuho Financial Group has appointed her as a corporate executive based on the role delegated to her as Group CCuO and Group CBO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Reference:

Group CGO   : Group Chief Governance Officer

Group CFO   : Group Chief Financial Officer

Group CRO   : Group Chief Risk Officer

Group CHRO   : Group Chief Human Resources Officer

Group CPO   : Group Chief People Officer

Group CIO   : Group Chief Information Officer

Group CPrO   : Group Chief Process Officer

Group CCO   : Group Chief Compliance Officer

Group CAE   : Group Chief Audit Executive

Group CSO   : Group Chief Strategy Officer

Group CDTO   : Group Chief Digital Transformation Officer

Group CSuO   : Group Chief Sustainability Officer

Group CCuO   : Group Chief Culture Officer

Group CBO   : Group Chief Branding Officer

(2) Aggregate compensation for directors and corporate executives
Policy Concerning the Determination of Compensation for Each Individual Director, corporate executive, etc.
We, by resolution of the Compensation Committee, established the Basic Policy for Executive Compensation (the "Policy") concerning the determination of compensation for each individual director, corporate executive, deputy chairperson & executive officer, deputy president & executive officer and senior managing executive officer (the "Officers"), as follows.

1. Basic Principle
- Executive compensation shall be provided as compensation for the responsibilities assigned to and the performance of each of the Officers and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our corporate philosophy.

2. Compensation System
- Executive compensation for each Officer shall be determined based on a pre-determined executive compensation system.
- The executive compensation system shall include systems and rules related to, among other factors, payment compensation level (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at the retirement).
- The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.
- The executive compensation system shall reflect our economic and social environment as well as our group's medium- and long-term business performance, and we shall establish our system appropriately by referring to such systems of other companies, including our competitors, in its establishment.

3. Control
- Part of an Officer's executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate against excessive risk-taking, improve corporate value and create value for various stakeholders not only in the short-term, but also over the medium-to-long term.
- We shall introduce, as necessary, methods to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid. In addition, we have established and maintain a separate compensation recovery policy called the "Recovery Policy for Executive Compensation" based on Section 303A.14 of The New York Stock Exchange Listed Company Manual.

4. Governance
- In order to effectively secure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine important related matters such as the Policy, the design of the

executive compensation system and the executive compensation for each of the Officers.

- All members of the Compensation Committee shall be in principle appointed from among outside directors (or at least non-executive directors) and the Chairperson thereof shall be an outside director.

5. Disclosure

- In order to effectively secure transparency with respect to executive compensation, the Policy, the executive compensation system and executive compensation that has been decided, shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system (fiscal year 2025)

Compensation for our Officers shall consist of Base Compensation, Stock Compensation I, Stock Compensation II and Short-term Incentive Compensation. Details of the compensation type, performance linkage, payment timing and payment method of each compensation type are shown in the chart below.

The proportion of each type of compensation for each of the Officers is determined according to the functions and responsibilities of each of the Officers and the proportion of corporate performance-linked compensation is determined so as to maximize the proportion of the Group CEO's compensation. From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall, in principle, consist of only Base Compensation and Stock Compensation I, with respect to which the payment details are not changed due to, among other reasons, our business results, and such composition shall be, in principle, 85% and 15%, respectively.

Compensation type	Performance-linked or not	Payment standards			Payment timing	Payment method	Example of composition of compensation		
							The officers responsible for business execution		Non-executive officers
							Group CEO	Managing executive officers	
Base Compensation	Not linked	Payment in accordance with the roles and responsibilities of each of the Officers			Monthly	Cash			
Stock Compensation I	Not linked	Payment in accordance with the roles and responsibilities of each of the Officers			Time of resignation	Stock	36%	49%	85%
Stock Compensation II	Linked	Base amount × Corporate performance-linked factor (0% to 150%)[1] Corporate performance-linked factor = Evaluation based on Profit[2] and others + Evaluation for which the evaluation axes are stakeholders in the table below			Deferred payment over three years starting the fiscal year after next	Stock	4% / 32%	4% / 24%	
		Evaluation axes	Main indicators	Weight					
		Shareholders	Consolidated ROE Total Shareholder Return (TSR)	50%					
		Customers	Customer satisfaction Sustainable finance amount	50%					
		Economy and society	Assessments by ESG rating agencies Climate-related initiatives						
		Employees	Staff survey						
Short-term Incentive Compensation	Linked	Base amount × Corporate performance-linked factor (0% to 150%)[1] Corporate performance-linked factor = Evaluation based on Profit[2] and others ± Individual evaluation			Lump sum in the next fiscal year[3]	Cash	28%	23%	15%

⬆ **Subject to malus and clawback[4]**

1. The Compensation Committee makes the final decision considering the business environment and the existence of events that should be reflected individually.

2. Profit Attributable to Owners of Parent

3. Deferred payment over three years starting the fiscal year after next for payments above a certain amount.

4. A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

■ Matters regarding corporate performance-linked compensation and others

Stock Compensation II and Short-term Incentive Compensation, which are categorized as corporate performance-linked compensation and others, shall be determined by multiplying the base amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance-linked factor.

The corporate performance-linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on an evaluation of "Profit Attributable to Owners of Parent" ("Profit") and other factors, which is the ultimate result of management performance, and an evaluation based on evaluation axes focused on stakeholders, which are emphasized by the Group to increase its corporate value over the medium- to long-term. For the evaluation where the evaluation axes are focused on stakeholders, we selected "Consolidated ROE" (which indicates management efficiency) and "Total Shareholder Return (TSR)" (which indicates overall shareholder returns), with respect to which the evaluation axis is "Shareholders." In addition, we selected, among others, "Sustainable finance amount" (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), "Assessments by ESG rating agencies" (which indicates the objective assessments of sustainability promotion structure) and "Staff survey" (which indicates the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are "Customers," "Economy and society" and "Employees."

The corporate performance-linked factor for Short-term Incentive Compensation shall be determined by the Compensation Committee within the range of 0% to 150% based on an evaluation focused on Profit, which is the ultimate result of management performance, and an individual evaluation. Individual evaluation shall be conducted based on perspectives of evaluation to be set based on the functions and responsibilities of each of the Officers.

■ Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the "System"). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust using funds contributed by us and are provided to the Officers in accordance with the stipulated Rules of Distribution of Officer Shares. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of their resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the evaluation based on Profit and others and the evaluation in which the evaluation axes are focused on stakeholders. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2025 under the System are described on page 116 and page 4 (Convocation Notice of the 24th Ordinary General Meeting of Shareholders (Matters Omitted from the Documents to be Delivered to Shareholders Who Have Requested the Delivery of Documents in Paper Form)).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation structure, taking into account the Policy. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Visual breakdown of the compensation determination process



Mizuho Financial Group
Compensation Committee
The Chairperson of the Compensation Committee shall be an outside director
All of the members of the Compensation Committee are outside directors (as of March 2026)
Determination of compensation
Directors and corporate executives
President & CEO
Directors
Corporate Executives
Approval of compensation
Determination of compensation
Approval of compensation
Executive officers as defined in our internal regulations
Application for compensation
Application for compensation
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Securities Co., Ltd.
Presidents
Presidents
Determination of compensation
Determination of compensation
Directors
Executive officers as defined in our internal regulations

Amounts of compensation
Aggregate amounts of compensation paid to directors and corporate executives and numbers of such directors and corporate executives

Shown below is the compensation of the directors and corporate executives. The aggregate compensation paid to directors who concurrently served as corporate executives is included in the table below under "Corporate Executives"

The compensation system for the fiscal year 2024 is described on pages 110 and 111 of the Business Report for the 23rd Fiscal Year.
https://library.mizuhogroup.com/m/1df6c3bf2dc46e53/original/meeting23_1_eng-pdf.pdf

■　Directors

	Compensation for FY2025				Compensation for FY2024			
	Base Compensation	Stock Compensation I	Other compensation		Short-term Incentive Compensation	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of directors	12	10	12	None	None	None	1	1
Amount	276	54	1	None	None	None	28	29
(Number of shares)	None	(13)	None	None	None	None	None	(7)

■　Corporate Executives

	Compensation for FY2025				Compensation for FY2024			
	Base Compensation	Stock Compensation I	Other compensation		Short-term Incentive Compensation	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of corporate executives	15	15	15	None	20	20	None	None
Amount	347	59	2	None	244	221	None	None
(Number of shares)	None	(14)	None	None	None	(54)	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2. The number of directors under "Base Compensation" of the "Compensation for FY2025" column includes two directors who retired on June 24, 2025. The number of corporate executives under the "Compensation for FY2024" column includes seven corporate executives who resigned on April 1, 2025.

3. With respect to Stock Compensation I for the fiscal year 2025, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee in July 2025 for the fiscal year 2025 based on the functions and responsibilities of each of the Officers (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 4,079.980 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. The other compensation for the fiscal year 2025 includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.

5. The targets and results of key indicators related to corporate performance-linked compensation and

others for the fiscal year 2024 are as follows:

Indicator	Target set at the beginning of the fiscal year	Result
Consolidated ROE	8.0%	9.4%
Consolidated Net Business Profits + Net gains or losses related to ETFs and others	JPY 1,070 billion	JPY 1,144.2 billion
Profit Attributable to Owners of Parent	JPY 750 billion	JPY 885.4 billion

6. With respect to the Short-term Incentive Compensation, the amounts stated are those determined by the Compensation Committee in July 2025 for the fiscal year 2024.

7. With respect to Stock Compensation II, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee in July 2025 for the fiscal year 2024 based on the functions and responsibilities and performance of each of the Officers, by the book value of Mizuho Financial Group stock (JPY 4,079.980 per share). Stock Compensation II for the fiscal year 2024 is expected to be paid as deferred payments over three years from the fiscal year 2026.

8. With respect to the other compensation for the fiscal year 2024, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

9. Because the amount of corporate performance-linked compensation and others to be paid with respect to the fiscal year 2025 has not yet been determined at present, the aggregate compensation above does not include the amount of corporate performance-linked compensation and others; however, the necessary reserve is recorded for accounting purposes.

10. Since the Compensation Committee determines the executive compensation system, including the compensation structure, taking into account the Policy, we believe that the details of individual compensation for directors and corporate executives are in line with the Policy.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshimitsu Kobayashi	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Takashi Tsukioka	
Kotaro Ohno	
Hiromichi Shinohara	
Yumiko Noda	
Takakazu Uchida	
Masahiko Tezuka	
Yuki Ikuno	

(4) Matters concerning Directors and Officers Liability Insurance Contract

■ Scope of Insured

The directors, corporate executives, auditors and executive officers, etc. of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Research & Technologies, Ltd.*

■ Summary of Directors and Officers Liability Insurance Contract

Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, to create an environment that supports appropriate risk-taking by directors and officers without exposing them to the possibility of being held liable for their actions. This insurance contract shall, if a claim for damages is made due to an act conducted by the insured based on his or her status as directors and officers as defined in the Companies Act with respect to Mizuho Financial Group, provide compensation for any damages, litigation expenses or other expenses incurred by the insured. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall not apply; therefore, measures are taken to ensure that the appropriateness of the execution of duties by directors and officers is not impaired. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums.

* Mizuho Research & Technologies, Ltd. was integrated with Mizuho Bank, Ltd. on April 1, 2026.

(5) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2026)

Name	Board of Directors (14 meetings)	Nominating Committee (10 meetings)	Compensation Committee (7 meetings)	Audit Committee (16 meetings)	Risk Committee (7 meetings)	IT / Digital Transformation Committee (6 meetings)	Human Resources Review Meeting (7 meetings)
Yoshimitsu Kobayashi Chairperson of the Nominating Committee	14 meetings (100%)	10 meetings (100%)					7 meetings (100%)
Takashi Tsukioka Chairperson of the Board of Directors	14 meetings (100%)	10 meetings (100%)	2 meetings (100%)			1 meeting (100%)	7 meetings (100%)
Kotaro Ohno Chairperson of the Audit Committee	14 meetings (100%)	10 meetings (100%)		16 meetings (100%)			7 meetings (100%)
Hiromichi Shinohara Chairperson of the IT / Digital Transformation Committee	14 meetings (100%)	10 meetings (100%)				6 meetings (100%)	7 meetings (100%)
Yumiko Noda	14 meetings (100%)		7 meetings (100%)		6 meetings (100%)		
Takakazu Uchida Chairperson of the Compensation Committee	14 meetings (100%)	8 meetings (100%)	7 meetings (100%)	16 meetings (100%)			6 meetings (100%)
Masahiko Tezuka	11 meetings (100%)			12 meetings (100%)		5 meetings (100%)	
Yuki Ikuno	11 meetings (100%)		5 meetings (100%)		6 meetings (100%)		
Seiji Imai	14 meetings (100%)						
Hisaaki Hirama Chairperson of the Risk Committee	14 meetings (100%)			16 meetings (100%)	7 meetings (100%)	6 meetings (100%)	
Masahiro Kihara Chairperson of the Human Resources Review Meeting	14 meetings (100%)						7 meetings (100%)
Hidekatsu Take	14 meetings (100%)						
Mitsuhiro Kanazawa	14 meetings (100%)						
Takefumi Yonezawa	12 meetings (86%)						

Note: With respect to Messrs. Takakazu Uchida and Masahiko Tezuka, and Ms. Yuki Ikuno, the stated attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2025, after their appointment as directors of Mizuho Financial Group in June 2025, or as members of committees. In addition, with respect to Mr. Takashi Tsukioka, the stated attendance at the meetings of the Compensation Committee and the IT / Digital Transformation Committee is for those meetings that were held during his term of office as a member of each committee from April 2025 to June 2025.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors
Details of major concurrent offices of outside directors are as described in the above "2. Matters regarding directors and corporate executives, (1) Directors and corporate executives." Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold their major concurrent offices.

(2) Major activities of outside directors
The attendance of outside directors at meetings of the Board of Directors and the relevant committees during the fiscal year 2025 is as described in the above "2. Matters regarding directors and corporate executives, 5 Attendance at meetings of the Board of Directors and Committees."
By leveraging their extensive experience, deep insights, and high levels of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, and provided necessary opinions and suggestions from a perspective independent from that of the management at the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors meetings and other activities
Yoshimitsu Kobayashi	5 years, 9 months	By leveraging his broad experience as a senior executive and deep insight into the environment, society and corporate governance, as the Chairperson of the Nominating Committee he led discussions on the composition of the Board of Directors of Mizuho Financial Group and its subsidiaries, and other matters, with the aim of enhancing the group's overall governance. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as promotion of awareness among employees of stable business operations and proactive behavioral changes of employees through human capital enhancement initiatives.

Name	Term in office	Input at the Board of Directors meetings and other activities
Takashi Tsukioka	4 years, 9 months	By leveraging his extensive experience as a senior executive and deep insight into organizational management, at meetings of the Board of Directors and committees, he provided opinions and suggestions on corporate culture transformation initiatives and the building of business models for value creation of the Company. In addition, as the Chairperson of the Board of Directors, he demonstrated excellent skills in leading the administration of the Board of Directors and appropriately performed supervisory functions by, among other things, regularly and proactively communicating with officers and employees, including the President & Group CEO, full-time member of the Audit Committee and members of the Board of Directors of subsidiaries, and by leading discussions on important agenda items at the Board of Directors meetings from a multifaceted perspective.
Kotaro Ohno	2 years, 9 months	By leveraging his extensive experience in the legal profession and his deep insight and expertise in organizational management and corporate governance, as the Chairperson of the Audit Committee he led discussions on various themes, such as stable business operations on a global basis and enhancement of collaboration with the Internal Audit Group. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the ideal structure of internal control under the global operations and organizational and personnel structures in Japan and overseas within the IT & Systems Group.

Name	Term in office	Input at the Board of Directors meetings and other activities
Hiromichi Shinohara	2 years, 9 months	By leveraging his extensive experience as a senior executive and his deep insight into technology, as the Chairperson of the IT / Digital Transformation Committee he led discussions on the policies for IT strategies and DX, the status of the initiatives for material IT projects, the status of management of IT risk and cybersecurity risk and other matters. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as the need for human resources development for further utilization of AI, and the promotion of a corporate culture encouraging employees to take on new challenges.
Yumiko Noda	2 years, 9 months	By leveraging her extensive experience as a senior executive and her deep insight into the fields of finance and sustainability, at meetings of the Board of Directors and committees, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as financial initiatives for revitalization of the domestic economy, the need for capital utilization with an awareness of diverse stakeholders, a policy for reduction of cross-shareholdings, approaches to strategic investment areas in DX promotion, as well as on the importance of sustainability promotion through support for the growth of companies.

Name	Term in office	Input at the Board of Directors meetings and other activities
Takakazu Uchida	1 year, 9 months	By leveraging his extensive experience as a CFO of a global corporation and his deep insight into corporate governance, finance and risk management, as the Chairperson of the Compensation Committee, he led discussions on verification and review of the executive compensation system, determination of compensation for each individual director and corporate executive and other matters. In addition, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as global CIB business initiatives that utilize our strengths and the capital policies including shareholder return policy.
Masahiko Tezuka	9 months	By leveraging his extensive experience as a certified public accountant and his deep insight and expertise in finance and accounting, and internal control systems, at meetings of the Board of Directors and committees, he appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as strengthening the research and consulting functions through group company reorganization, a collaborative structure with business partners in the IT field, enhancing infrastructure to increase employee engagement, and a monitoring structure for global internal auditing.

Name	Term in office	Input at the Board of Directors meetings and other activities
Yuki Ikuno	9 months	By leveraging her extensive experience at foreign financial institutions and her deep insight and expertise in financial and capital markets and global business, at meetings of the Board of Directors and committees, she appropriately performed supervisory functions by, among other things, providing opinions and suggestions on topics such as a structure to drive the global CIB business and initiatives to expand its business opportunities, the progress of the reduction of cross-shareholdings, dialogues with investors concerning the Company's performance through IR activities, and the cross-region/entity risk management status.

(3) Compensation for outside directors (fiscal year 2025)

	Compensation paid by Mizuho Financial Group				Compensation paid by parent company, etc. of Mizuho Financial Group
	Base Compensation	Stock Compensation I	Other compensation		None
	Monetary	Non-monetary	Monetary	Non-monetary	
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	
Number of persons	10	8	10	None	None
Amount	160	27	0	None	None
(Number of shares)	None	(6)	None	None	None

Notes:
1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.
2. With respect to Stock Compensation I, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2025 for the fiscal year 2025 based on the functions and responsibilities of each of the Officers, (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 4,079.980 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.
3. The other compensation includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.
4. Since the Compensation Committee determines the executive compensation system, including the compensation structure, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for outside directors as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

Other matters to consider
There are no matters to report that apply to the following sections: "Other important matters regarding the current state of the group," "Indemnity agreements with directors and corporate executives," "Opinion of the outside directors," "Liability limitation agreements with independent auditors," "Indemnity agreements with independent auditors," "Basic policy on the conduct of parties in control of financial and business policy decisions of the company," "Matters concerning transactions with the parent company" and "Matters concerning accounting advisors ('kaikei sanyo')."

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2026

		Millions of yen
		As of March 31, 2026
Assets		
Cash and Due from Banks	¥	61,567,751
Call Loans and Bills Bought		904,328
Receivables under Resale Agreements		30,571,427
Guarantee Deposits Paid under Securities Borrowing Transactions		1,771,938
Monetary Claims Bought		4,162,850
Trading Assets		30,477,937
Money Held in Trust		622,709
Securities		42,632,517
Loans and Bills Discounted		99,753,193
Foreign Exchanges		2,754,033
Derivatives other than for Trading Assets		6,187,816
Other Assets		7,202,972
Tangible Fixed Assets		1,137,346
Buildings		359,021
Land		560,025
Lease Assets		18,244
Construction in Progress		43,727
Other Tangible Fixed Assets		156,327
Intangible Fixed Assets		882,257
Software		518,250
Goodwill		140,127
Lease Assets		10,217
Other Intangible Fixed Assets		213,662
Net Defined Benefit Asset		776,413
Deferred Tax Assets		238,473
Customers' Liabilities for Acceptances and Guarantees		11,233,375
Allowance for Loan Losses		(637,302)
Total Assets	¥	302,240,042
Liabilities		
Deposits	¥	165,937,062
Negotiable Certificates of Deposit		11,914,568
Call Money and Bills Sold		3,191,543
Payables under Repurchase Agreements		37,731,778
Guarantee Deposits Received under Securities Lending Transactions		1,968,469
Commercial Paper		1,921,799
Trading Liabilities		19,146,460
Borrowed Money		5,098,065
Foreign Exchanges		1,188,938
Short-term Bonds		524,540
Bonds and Notes		15,444,980
Due to Trust Accounts		687,707
Derivatives other than for Trading Liabilities		7,657,456
Other Liabilities		6,737,864
Reserve for Bonus Payments		259,620
Reserve for Variable Compensation		2,880
Net Defined Benefit Liability		72,664
Reserve for Director and Corporate Auditor Retirement Benefits		403
Reserve for Possible Losses on Sales of Loans		6,707
Reserve for Contingencies		15,789
Reserve for Reimbursement of Deposits		4,936
Reserve for Reimbursement of Debentures		6,850
Reserves under Special Laws		5,386
Deferred Tax Liabilities		31,222
Deferred Tax Liabilities for Revaluation Reserve for Land		45,074
Acceptances and Guarantees		11,233,375
Total Liabilities	¥	290,836,151

		Millions of yen
		As of March 31, 2026
Net Assets		
Common Stock	¥	2,256,767
Capital Surplus		1,129,730
Retained Earnings		6,831,168
Treasury Stock		(311,529)
Total Shareholders' Equity		9,906,137
Net Unrealized Gains (Losses) on Other Securities		1,314,449
Deferred Gains (Losses) on Hedges		(855,219)
Revaluation Reserve for Land		94,371
Foreign Currency Translation Adjustments		630,802
Remeasurements of Defined Benefit Plans		225,704
Own Credit Risk Adjustments, Net of Tax		(925)
Total Accumulated Other Comprehensive Income		1,409,182
Stock Acquisition Rights		1,208
Non-controlling Interests		87,361
Total Net Assets		11,403,890
Total Liabilities and Net Assets	¥	302,240,042

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2026

		Millions of yen
		For the fiscal year ended March 31, 2026
Ordinary Income	¥	9,085,438
Interest Income		5,851,595
Interest on Loans and Bills Discounted		2,785,659
Interest and Dividends on Securities		929,657
Interest on Call Loans and Bills Bought		18,125
Interest on Receivables under Resale Agreements		788,222
Interest on Securities Borrowing Transactions		46,643
Interest on Due from Banks		887,638
Other Interest Income		395,649
Trust Fees		67,001
Fee and Commission Income		1,311,948
Trading Income		898,858
Other Operating Income		430,498
Other Ordinary Income		525,536
Recovery of Written-off Claims		6,265
Other		519,270
Ordinary Expenses		7,512,278
Interest Expenses		4,474,506
Interest on Deposits		1,677,004
Interest on Negotiable Certificates of Deposit		494,445
Interest on Call Money and Bills Sold		24,972
Interest on Payables under Repurchase Agreements		1,381,046
Interest on Securities Lending Transactions		37,451
Interest on Commercial Paper		96,394
Interest on Borrowed Money		55,561
Interest on Short-term Bonds		6,905
Interest on Bonds and Notes		443,047
Other Interest Expenses		257,676
Fee and Commission Expenses		231,530
Trading Expenses		3,947
Other Operating Expenses		372,617
General and Administrative Expenses		2,103,458
Other Ordinary Expenses		326,218
Provision for Allowance for Loan Losses		105,597
Other		220,620
Ordinary Profits		1,573,159
Extraordinary Gains		93,838
Gains on Disposition of Fixed Assets		12,062
Gains on Cancellation of Employee Retirement Benefit Trust		69,762
Gains on Sales of Shares of Affiliates		8,849
Other Extraordinary Gains		3,163
Extraordinary Losses		44,712
Losses on Disposition of Fixed Assets		18,601
Losses on Impairment of Fixed Assets		24,971
Other Extraordinary Losses		1,139
Profit before Income Taxes		1,622,285
Income Taxes:		
Current		453,785
Refund of Income Taxes		(20,383)
Deferred		(65,275)
Total Income Taxes		368,127
Profit		1,254,157
Profit Attributable to Non-controlling Interests		5,525
Profit Attributable to Owners of Parent	¥	1,248,632

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2026

Millions of yen

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614
Changes during the period					
Cash Dividends			(368,910)		(368,910)
Profit Attributable to Owners of Parent			1,248,632		1,248,632
Repurchase of Treasury Stock				(404,325)	(404,325)
Disposition of Treasury Stock		4		2,258	2,263
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			4,309		4,309
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others			554		554
Transfer from Retained Earnings to Capital Surplus		99,994	(99,994)		—
Net Changes in Items other than Shareholders' Equity					
Total Changes during the period	—	—	784,589	(302,066)	482,523
Balance as of the end of the period	2,256,767	1,129,730	6,831,168	(311,529)	9,906,137

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own credit risk adjustments, net of tax	Total Accumulated Other Comprehensive Income			
Balance as of the beginning of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753
Changes during the period										
Cash Dividends										(368,910)
Profit Attributable to Owners of Parent										1,248,632
Repurchase of Treasury Stock										(404,325)
Disposition of Treasury Stock										2,263
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										4,309
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others										554
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders' Equity	446,751	(390,015)	(4,309)	232,018	106,050	89	390,585	1,203	5,824	397,614
Total Changes during the period	446,751	(390,015)	(4,309)	232,018	106,050	89	390,585	1,203	5,824	880,137
Balance as of the end of the period	1,314,449	(855,219)	94,371	630,802	225,704	(925)	1,409,182	1,208	87,361	11,403,890

NON-CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2026

		Millions of yen
		As of March 31, 2026
Assets		
Current Assets		
Cash and Due from Banks	¥	37,023
Prepaid Expenses		6,403
Current Portion of Long-term Loans to Subsidiaries and Affiliates		1,012,352
Other Current Assets		127,405
Total Current Assets		1,183,185
Fixed Assets		
Tangible Fixed Assets		46,719
Buildings		14,321
Equipment		227
Land		32,125
Construction in Progress		5
Other Tangible Fixed Assets		39
Intangible Fixed Assets		20,144
Trademarks		3
Software		16,612
Other Intangible Fixed Assets		3,529
Investments		17,156,118
Investment Securities		2
Investments in Subsidiaries and Affiliates		6,034,942
Long-term Loans to Subsidiaries and Affiliates		11,060,416
Long-term Prepaid Expenses		636
Prepaid Pension Cost		37,365
Deferred Tax Assets		417
Other Investments		22,338
Total Fixed Assets		17,222,982
Total Assets	¥	18,406,168
Liabilities		
Current Liabilities		
Short-term Borrowings	¥	815,000
Accounts Payable		5,678
Accrued Expenses		115,903
Accrued Corporate Taxes		299
Deposits Received		1,473
Unearned Income		90
Reserve for Bonus Payments		3,510
Reserve for Variable Compensation		1,397
Current portion of Bonds and Notes Payable		893,352
Current portion of Long-term Borrowings		15,000
Total Current Liabilities		1,851,706
Non-Current Liabilities		
Bonds and Notes		10,470,416
Long-term Borrowings		150,000
Reserve for Employee Retirement Benefits		14,802
Other Non-Current Liabilities		18,277
Total Non-Current Liabilities		10,653,495
Total Liabilities	¥	12,505,201
Net Assets		
Shareholders' Equity		
Common Stock	¥	2,256,767
Capital Surplus		
Capital Reserve		1,196,659
Total Capital Surplus		1,196,659
Retained Earnings		
Appropriated Reserve		4,350
Other Retained Earnings		2,750,973
Retained Earnings Brought Forward		2,750,973
Total Retained Earnings		2,755,323
Treasury Stock		(307,862)
Total Shareholders' Equity		5,900,888
Valuation and Translation Adjustments		
Net Unrealized Gains (Losses) on Other Securities, Net of Taxes		72
Total Valuation and Translation Adjustments		72
Stock Acquisition Rights		5
Total Net Assets		5,900,966
Total Liabilities and Net Assets	¥	18,406,168

NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2026

		Millions of yen
		For the fiscal year ended March 31, 2026
Operating Income		
Cash Dividends Received from Subsidiaries and Affiliates	¥	569,896
Fee and Commission Income Received from Subsidiaries and Affiliates		58,337
Total Operating Income		628,233
Operating Expenses		
General and Administrative Expenses		69,650
Total Operating Expenses		69,650
Operating Profits		558,582
Non-Operating Income		
Interest on Loans		319,574
Other Non-Operating Income		2,053
Total Non-Operating Income		321,627
Non-Operating Expenses		
Interest Expenses		6,077
Interest on Bonds		302,975
Bond Issuance Expenses		9,410
Other Non-Operating Expenses		2,747
Total Non-Operating Expenses		321,211
Ordinary Profits		558,998
Extraordinary Losses		
Losses on Disposition of Fixed Assets		30
Losses on Sales of Investment Securities		5
Total Extraordinary Losses		36
Profit before Income Taxes		558,962
Income Taxes:		
Current		(1,949)
Deferred		(2,164)
Total Income Taxes		(4,113)
Profit	¥	563,075

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2026

Millions of yen

	Shareholders' Equity								
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders' Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings		
						Retained Earnings Brought Forward			
Balance as of the beginning of the period	2,256,767	1,196,659	—	1,196,659	4,350	2,656,803	2,661,153	(7,222)	6,107,357
Changes during the period									
Cash Dividends						(368,910)	(368,910)		(368,910)
Profit						563,075	563,075		563,075
Repurchase of Treasury Stock								(402,627)	(402,627)
Disposition of Treasury Stock			4	4				1,988	1,993
Cancellation of Treasury Stock			(99,999)	(99,999)				99,999	—
Transfer from Retained Earnings to Capital Surplus			99,994	99,994		(99,994)	(99,994)		—
Net Changes in Items other than Shareholders' Equity									
Total Changes during the period	—	—	—	—	—	94,170	94,170	(300,639)	(206,469)
Balance as of the end of the period	2,256,767	1,196,659	—	1,196,659	4,350	2,750,973	2,755,323	(307,862)	5,900,888

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, Net of Taxes		
Balance as of the beginning of the period	57	5	6,107,420
Changes during the period			
Cash Dividends			(368,910)
Profit			563,075
Repurchase of Treasury Stock			(402,627)
Disposition of Treasury Stock			1,993
Cancellation of Treasury Stock			—
Transfer from Retained Earnings to Capital Surplus			—
Net Changes in Items other than Shareholders' Equity	15	—	15
Total Changes during the period	15	—	(206,453)
Balance as of the end of the period	72	5	5,900,966

Independent Auditor's Report

May 14, 2026

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Nobuko Kubo
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Tatsuya Nakamura
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the "Company") applicable to the fiscal year from April 1, 2025 throughout March 31, 2026.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2026 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in

Japan. Our responsibilities under those standards are further described in Auditor's Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, including those applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.
Our audit opinion on the consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor's Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to

provide a basis for our opinion.

　・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

　・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

　・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern.

If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

　・Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

　・Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company and its consolidated subsidiaries as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Independent Auditor's Report

May 14, 2026

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Nobuko Kubo
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Tatsuya Nakamura
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules ("Financial Statements, etc."), of Mizuho Financial Group, Inc. (the "Company") applicable to the 24nd fiscal year from April 1, 2025 throughout March 31, 2026.
In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 24nd fiscal year ended March 31, 2026 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's

Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, including those applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule.
Management is responsible for the preparation and disclosure of the other information.
In addition, the Audit Committee is responsible for overseeing the Officers and
Directors' execution of duties relating to the design and operating effectiveness of the
controls over the Group's reporting process of the other information.
Our audit opinion on the non-consolidated financial statements does not cover the other
information, and we do not provide an opinion on the other information.
In connection with our audit of the non-consolidated financial statements, our
responsibility is to read the other information and, in doing so, consider whether the
other information is materially inconsistent with the non-consolidated financial
statements or our knowledge obtained in the audit or otherwise appears to be materially
misstated.
If, based on the work we have performed, we conclude that there is a material
misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

*Management's and the Audit Committee's Responsibility for the Financial Statements,
etc.*

Management is responsible for the preparation and fair presentation of the Financial
Statements, etc. in accordance with accounting principles generally accepted in Japan,
and for designing and operating such internal control as management determines is
necessary to enable the preparation and fair presentation of the Financial Statements,
etc. that are free from material misstatement, whether due to fraud or error.
In preparing the Financial Statements, etc., management is responsible for assessing the
Company's ability to continue as a going concern and disclosing, as required by
accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive
officers and directors in the development and operation of financial reporting processes.

Auditor's Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial
Statements, etc. as a whole are free from material misstatement, whether due to fraud or
error, and to issue an auditor's report that includes our opinion. Misstatements can arise
from fraud or error and are considered material if, individually or in the aggregate they
could reasonably be expected to influence the economic decisions of users taken on the
basis of the Financial Statements, etc..
As part of an audit in accordance with auditing standards generally accepted in Japan,
we exercise professional judgment and maintain professional skepticism throughout the
audit. We also:
・Identify and assess the risks of material misstatement of the Financial Statements,
etc., whether due to fraud or error, design and perform audit procedures responsive to

those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group's directors and executive officers as defined in the Companies Act during the 24th fiscal year since founding (from April 1, 2025 to March 31, 2026) and hereby reports the auditing method and the results thereof as follows:

1. Auditing method and details thereof

The Audit Committee periodically received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance with such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions, in addition to which the Audit Committee conducted audits using the following methods.

(i)   In accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group's subsidiaries, the Audit Committee has communicated and shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

(ii)   The Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received reports from the independent auditors on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors to the effect that the Audit Committee had developed the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations) in accordance with the "Quality Control Standards for Audits" (Business Accounting Council) and other applicable standards. When necessary, the Audit Committee requested explanations on such notifications.

Based on the foregoing method, the Audit Committee reviewed the Business Report, the supplementary schedules thereto, the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to the consolidated financial statements), the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to the non-consolidated financial statements), and the supplementary schedules to the non-consolidated financial statements for the 24th fiscal year.

2. Audit results

(1) Audit results on the Business Report
    A. In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group's condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.
    B. With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.
    C. In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.
       With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

(2) Results of audit of the consolidated financial statements
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3) Results of audit of the non‐consolidated financial statements and supplementary schedules thereto
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2026

                Audit Committee, Mizuho Financial Group, Inc.
                  Kotaro Ohno, Member of the Audit Committee
                  Takakazu Uchida, Member of the Audit Committee
                  Masahiko Tezuka, Member of the Audit Committee
                  Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Kotaro Ohno, Takakazu Uchida and Masahiko Tezuka, the members of the Audit Committee, are "outside directors" as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Reference

Progress in the sales of cross-shareholdings

- Cross-shareholdings: continuing reduction in line with targets, aiming to reduce market value to less than 20% of Net Assets



Acquisition value (JPY T)
1.96
1.41
0.81
0.69
5-year business plan
JPY -450B
Mar-19~Mar-24
Previous target
JPY-300B
Mar-23~Mar-26
Current target
Over
JPY -350B
Mar-25~Mar-28
Reducing by around half in 3 years
Mar-15
Mar-19
Mar-23
Mar-24
Mar-25
Mar-26
Mar-28

Progress vs plans

(JPY B, Balances are Period-end)

	FY14-24	Plans ▽ FY25-27	Progress ▽ FY25
Listed stocks (Incl. sales accepted)	-1,100.6	Over -350	-114.6 (-152.4)
Deemed holdings	-923.4	-200 (outlook)	-274.4
Market value vs Net Assets		<20%[1]	30.1%

Process for assessing holdings (FY24)

▎Ratio of holdings lacking rationale[2]



Raised profitability hurdle to meet new ROE target

☐ At/over hurdle (=negotiate reduction)
■ Under hurdle (=sell in principle)

FY20   FY23 FY24

1. Assumes no change in Net Assets or stock prices from Mar-25. Includes deemed cross-shareholdings as published annually in Convocation Notice for Ordinary General Meeting of Shareholders.
2. The ratio of cross-shareholdings (book value) categorized as having no rational reason for continued holding in line with yearly quantitative assessment. Criteria and results published on website.

Shareholdings

(i) Criteria for and view on classification of investment shares

Investment shares held for the purpose of investment are those held solely for the purpose of profiting from changes in share value or dividends on shares.

Investment shares held for purposes other than investment are those held with the aim to maintain and enhance operational and business relationships with and support recovery of the relevant share issuers, as well as to promote the group's business strategy.

The status of shareholdings in respect of the investment shares held for purposes other than investment by Mizuho Bank, Ltd., which held the largest amount of such investment shares among our consolidated companies in the fiscal year 2025, is as stated in (ii) b and (ii) c below.

(ii) Investment shares held for purposes other than investment

a. Shareholding policy and methods to assess rationality of shareholdings and details of assessment by Board of Directors and committees of the appropriateness of each shareholding

Policy regarding Mizuho Financial Group's cross-shareholdings of other listed companies.

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.) will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan's Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the group based on the issuers' growth potential, outlook or recovery perspectives or as a result of studies on present and future economic feasibility and profitability.

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters requiring consideration. Even if it is significantly meaningful, we will strive to reduce the holdings through dialogue with the issuing companies.

Process for assessing whether cross-shareholding is meaningful.

Taking into account our Policy Regarding Mizuho Financial Group's Cross-shareholdings of Other Listed Companies, we assess whether cross-shareholdings are meaningful using the process outlined below.



Quantitative Assessment
Comprehensive Assessment
Policy
Profitability of shareholding per client
Meet the threshold
Consider the potential for improvement in profitability
Fail to meet the threshold
Holding considered meaningful
Holding considered not meaningful
Negotiate to reduce the holdings through dialogue
Sale of holdings, in principle
Regularly monitor progress

Quantitative Assessment Criteria

- We determine a holding to be meaningful when the ratio between Total Profit (after deducing credit costs, expenses, funding costs, etc.) and Risk Capital associated with the client exceeds the hurdle rate established based on the cost of capital (cost of capital + other factors)

Comprehensive Assessment Criteria

- Consideration is given to certain circumstances, such as the case where clients are undergoing corporate recovery.

We examine whether shares held as cross-shareholdings are meaningful by assessing the profitability of shareholding per client (quantitative assessment) and then by considering certain circumstances, such as cases where clients are undergoing corporate recovery (comprehensive assessment).

For those shares that are classified as “Holding considered not meaningful” as a result of examination, we will dispose of such holdings with due regard to the impact on the market and other matters requiring consideration. Even if they are classified as “Holding considered as meaningful,” in light of the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk, we will strive to reduce the holdings through dialogue with our clients.

We periodically confirm the status of negotiations for the sale of cross-shareholdings and profitability. Additionally, once per year at a meeting of the Board of Directors, we conduct an assessment of whether it is meaningful to maintain shares of each of stocks listed in Japan that we are holding.

As a result of the assessment of cross-shareholdings based on the threshold effective at the end of March 2025, approximately 30% of stocks listed in Japan that we held (JPY 817.4 billion in total as of the end of March 2025; acquisition cost basis) were classified as “Holding considered not meaningful.” The results of the assessment may vary based on our business relationship with the client, the market environment and other factors at the time of assessment, but we will continue to work steadily to reduce our cross-shareholdings.

b. Number of issues and amount recorded in the balance sheet

	Number of issues	Total amount recorded in the balance sheet (JPY million)
Shares of listed companies*	614	2,794,834
Shares of unlisted companies*	923	580,761

Note*: Shares held for purposes other than investment include JPY 499,893 million of investments in transition areas, digital innovation areas and value co-creation areas, investments in line with the business strategy, such as quasi-equity financing support, and investments for recovery support.

Number of issues whose number of shares increased in the fiscal year 2025

	Number of issues	Total acquisition cost for increased shares (JPY million)	Reason for increase in number of shares
Shares of listed companies	1	54	Acquisition of investment shares held for the purpose of cross-shareholdings
Shares of unlisted companies	16	92,461	Promotion of the group's business strategy

Number of issues whose number of shares decreased in the fiscal year 2025

	Number of issues	Total sale amount of decreased shares (JPY million)
Shares of listed companies	190	377,576
Shares of unlisted companies	33	28,198

c. Information on specified investment shares and deemed holdings of shares, including the number of shares and amount recorded in the balance sheet of each issue

The quantitative effects of the shareholdings are not described for all of the following issues due to the difficulties in describing some of them from the viewpoint of confidentiality for certain transactions and other matters. The rationality of the shareholding is assessed based on the process for assessing whether cross-shareholdings are meaningful.

"—" indicates that we do not hold the relevant issues. "*" indicates that information is omitted given that the amount recorded in the balance sheet or the market value at the end of the fiscal year of the relevant issue is 1/100 or less of our share capital and that the relevant issues do not fall into the top 60 issues in terms of the amount recorded in the balance sheet or the market value at the end of the fiscal year.

The "Whether the issuer of shares holds our shares" column indicates whether the relevant issuer of shares holds shares of Mizuho Financial Group, Inc.

(Specified investment shares)

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
ITOCHU Corporation	151,000,000	298,149	31,200,000	215,311	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer. The number of shares increased due to a stock split.	No
Marubeni Corporation	25,800,000	144,944	30,000,000	71,385	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
AEON Co., Ltd.	73,889,100	139,244	23,914,700	89,680	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer. The number of shares increased due to a stock split.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Central Japan Railway Company	28,293,200	115,549	28,757,500	82,073	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
East Japan Railway Company	31,200,000	113,100	39,000,000	115,128	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Canon Inc.	22,558,173	98,285	22,558,173	104,782	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
MITSUI & CO., LTD.	10,041,836	59,839	13,389,036	37,482	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Kubota Corporation	22,096,200	54,290	25,347,500	46,411	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Daifuku Co., Ltd.	9,265,057	50,235	9,265,057	33,743	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Dai-ichi Life Holdings, Inc.	28,000,000	39,788	56,000,000	63,448	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the insurance field, with the issuer, and comprehensive business relationships with the issuer.	No
Tokyo Century Corporation	18,752,120	37,785	18,752,120	27,406	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business field, with the issuer, and comprehensive business relationships with the issuer.	Yes
The Yokohama Rubber Co., Ltd.	6,001,150	34,932	6,093,250	20,972	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Kawasaki Kisen Kaisha, Ltd.	12,694,020	33,499	12,694,020	25,686	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
Kawasaki Heavy Industries, Ltd.	11,197,060	32,437	2,239,412	19,993	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer. The number of shares increased due to a stock split.	Yes
The Kansai Electric Power Company, Incorporated	12,377,966	31,990	12,377,966	21,939	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
NIPPON STEEL CORPORATION	55,233,330	31,808	11,046,666	35,294	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer. The number of shares increased due to a stock split.	Yes
Murata Manufacturing Co., Ltd.	8,456,122	28,826	8,456,122	19,495	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
SUBARU CORPORATION	10,078,909	25,030	10,078,909	26,658	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
SEIBU HOLDINGS INC.	5,704,800	24,935	6,409,800	21,165	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
Nippon Sanso Holdings Corporation	4,332,847	23,973	4,332,847	19,558	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
SUZUKI MOTOR CORPORATION	12,000,000	22,506	12,000,000	21,720	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
YASKAWA Electric Corporation	5,400,856	21,711	8,100,856	30,216	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Dai Nippon Printing Co., Ltd.	7,666,600	21,677	7,666,600	16,249	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
YAMATO KOGYO Co., Ltd.	1,675,000	20,116	1,675,000	13,245	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
DAIKIN INDUSTRIES, LTD.	1,020,000	19,058	1,200,000	19,368	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Nisshin Seifun Group Inc.	8,947,048	18,748	9,447,048	16,348	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
TOKYU CORPORATION	9,906,415	18,440	9,906,415	16,692	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
YAMATO HOLDINGS CO., LTD.	10,247,442	17,876	10,247,442	20,100	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
JFE Holdings, Inc.	9,776,680	17,749	9,776,680	17,886	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
DAIWA HOUSE INDUSTRY CO., LTD.	3,500,854	17,217	3,500,854	17,287	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Keisei Electric Railway Co., Ltd.	14,595,087	17,149	14,595,087	19,666	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Japan Airport Terminal Co., Ltd.	3,300,000	17,018	3,300,000	13,569	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Tosoh Corporation	7,046,755	16,302	7,046,755	14,470	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Mitsui O.S.K. Lines, Ltd.	2,509,200	16,299	3,150,000	16,342	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Toyota Motor Corporation	5,021,890	15,879	5,021,890	13,137	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
Electric Power Development Co., Ltd.	3,608,980	15,630	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
NISSIN FOODS HOLDINGS CO., LTD.	5,061,000	15,208	5,061,000	15,451	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
NITTO BOSEKI CO., LTD.	800,000	14,992	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
TAKARA HOLDINGS INC.	9,616,500	14,857	9,738,000	11,154	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
NSK Ltd.	13,658,300	14,853	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Zeon Corporation	8,370,000	14,714	8,370,000	12,513	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
The Chiba Kogyo Bank, Ltd.	7,483,910	14,241	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Nippon Yusen Kabushiki Kaisha	2,402,721	13,858	2,743,921	13,502	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
Credit Saison Co., Ltd.	3,000,000	12,036	3,000,000	10,578	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Daido Steel Co., Ltd.	6,614,170	11,988	7,886,570	9,385	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Hulic Co., Ltd.	5,744,558	10,509	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Sapporo Holdings Limited	5,532,920	9,469	1,106,584	8,441	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer. The number of shares increased due to a stock split.	Yes
THK CO., LTD.	1,600,800	7,320	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Citizen Watch Co., Ltd.	4,309,200	7,174	*	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Lion Corporation	23,844	39	23,844	42	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Isuzu Motors Limited	—	—	7,965,705	16,062	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Nichirei Corporation	—	—	7,627,730	13,558	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
Oji Holdings Corporation	—	—	18,030,890	11,308	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
CITIC Limited	*	*	57,863,000	10,676	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	No
Fuyo General Lease Co., Ltd.	*	*	2,723,700	10,510	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business field, with the issuer, and comprehensive business relationships with the issuer.	Yes
FURUKAWA ELECTRIC CO., LTD.	—	—	1,206,873	5,949	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes
SEIKO EPSON CORPORATION	—	—	2,009,100	4,794	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the financial field, with the issuer, and comprehensive business relationships with the issuer.	Yes

(Deemed holdings of shares)

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
AEON Co., Ltd.	28,134,000	53,018	9,378,000	35,167	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. The number of shares increased due to a stock split.	Yes
Oriental Land Co., Ltd.	17,000,000	45,900	20,000,000	58,900	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Nissan Chemical Corporation	5,467,800	32,779	5,467,800	24,298	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
Asahi Kasei Corp.	19,800,000	29,878	19,800,000	20,730	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
Yokogawa Electric Corporation	6,141,000	29,132	6,141,000	17,765	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
FURUKAWA ELECTRIC CO., LTD.	971,900	27,976	1,206,800	5,949	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Yakult Honsha Co., Ltd.	9,914,000	26,371	9,914,000	28,289	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Shiseido Company, Limited	7,000,000	22,330	7,000,000	19,740	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
ALSOK CO., LTD.	14,807,000	18,508	14,807,000	16,613	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
SEIKO EPSON CORPORATION	8,153,800	15,638	8,153,800	19,459	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
NIPPON EXPRESS HOLDINGS, INC.	4,350,000	15,416	4,350,000	11,832	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
NHK SPRING CO., LTD.	5,753,000	13,945	*	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
Lion Corporation	8,282,000	13,785	8,282,000	14,679	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Sapporo Holdings Limited	7,970,000	13,640	1,594,000	12,159	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. The number of shares increased due to a stock split.	Yes
ADEKA CORPORATION	3,770,000	13,609	*	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Dai Nippon Printing Co., Ltd.	4,458,000	12,604	4,458,000	9,448	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
The Yokohama Rubber Co., Ltd.	1,858,500	10,818	1,858,500	6,396	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Citizen Watch Co., Ltd.	3,546,818	5,905	*	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
THK CO., LTD.	1,207,000	5,519	*	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Daido Steel Co., Ltd.	1,469,500	2,663	1,469,500	1,748	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Hulic Co., Ltd.	1,203,649	2,202	*	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
DAIICHI SANKYO COMPANY, LIMITED	—	—	25,014,130	87,824	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
Terumo Corporation	—	—	17,472,000	48,869	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
IHI Corporation	—	—	3,218,500	33,214	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No

Issues (issuers of shares)	FY2025		FY2024		Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether the issuer of shares holds our shares
	Number of shares	Total amount recorded in the balance sheet (JPY million)	Number of shares	Total amount recorded in the balance sheet (JPY million)		
YAMATO HOLDINGS CO., LTD.	—	—	1,000,000	1,961	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes

(iii) Investment shares held for the purpose of investment

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(iv) Investment shares reclassified from held for the purpose of investment to shares held for purposes other than investment in the fiscal year 2025

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(v) Investment shares reclassified from held for purposes other than investment to shares held for the purpose of investment in the four fiscal years preceding the fiscal year 2025 and in the fiscal year 2025

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.